
CROSS
EST 1846




05048994



A.T. CROSS COMPANY 2004 ANNUAL REPORT



Founded in 1846, the A.T. Cross Company is a global branded accessories company based in Lincoln, Rhode Island. Building on the rich tradition of its award-winning writing instruments and reputation for American quality, craftsmanship and service, the Company also markets Cross timepieces and personal accessories and Costa Del Mar polarized sunglasses. The Company's innovative products appeal to a growing market of consumers who desire distinctive accessories that enhance their image and facilitate their lifestyle.







For the past several years we have focused our efforts on becoming an exciting, growing and profitable branded accessories company. In many ways, 2004 was a productive year for Cross, one that was highlighted by continued growth and development in important areas of our business. This progress moved us closer to achieving our vision. However, we also faced certain challenges and ultimately did not meet our profitability goal for the year. We are disappointed by that result. That said, we firmly believe we are taking the right steps to build a solid foundation to increase shareholder value and will look for the investments we made in this year to improve our performance in 2005 and beyond.

We continue our drive to execute the strategic initiatives that will make Cross a leading branded consumer accessories company. Our core competencies – formidable brand equity, reputation for quality and innovation, healthy balance sheet, extensive global distribution network, and committed employee base – have allowed us to enhance our core quality writing business as well as enter new, complementary businesses. In 2004, we were most proud of our achievements in the following four areas:

- New product innovation
- International business
- Costa Del Mar
- Cross into the Future restructuring effort

At Cross, we are especially satisfied with our continued success in product innovation. For the fifth consecutive year, new products represented approximately 20% of our total quality writing instrument business. We successfully launched new products in every quarter, including Verve™, a new high end platform, as well as numerous new finishes for existing platforms such as engraved Engelsberger and Art Deco

MORPH WAS MARKETED TO A LARGER AUDIENCE IN 2004, THANKS TO REDUCED MANUFACTURING COSTS AND LOWER PRICE POINTS. BRIGHT NEW COLORS WERE DEVELOPED FOR ATX, REFLECTING THE LATEST TRENDS IN FASHION ACCESSORIES.



patterns for Century® II, multiple new finishes for our Cross Townsend® line, and the always impressive Medalist® finish for the ATX® line. New timepieces were introduced in our international markets. Our superior design, product engineering and marketing team consistently delighted the consumer with new ideas and programs. Our new product program helps to maintain Cross's reputation for producing fresh and exciting products. Time and again, we have proven ourselves as a leader in product innovation in the quality writing sector. This substantial legacy and current skill set is key to maintaining our brand's strength in the marketplace.

Cross® is a global brand, with international sales comprising 57% of our writing instrument and accessory business. In 2004, we extended our considerable reach and posted a 7% revenue increase in our international business. We were especially pleased with the performances in Europe and Asia. In Europe, our business grew 10% overall. This result was delivered on top of a significant restructuring effort in that region as part of our "Cross into the Future" program, and the team in Europe deserves high praise for this performance. We also saw a solid performance in our Asian markets, which also grew 10% overall. Areas including Japan, our largest Pacific Rim market, and the Duty Free business gained traction as the economy improved.

In addition, we see an exciting opportunity in China, which we believe will eventually become one of our largest markets in Asia. The target Cross consumer base is growing as people in that region are becoming more affluent. Importantly, they are looking for well known brands that have a great history and reputation. The Cross brand fits this profile extremely well. During 2004, we launched a major effort in China to place Cross "shop-in-shops" in prominent department stores in Beijing, Shanghai and other large cities. Response has been good and we look forward to further building this burgeoning market in 2005.

Generating strong, consistent performance in all four quarters of 2004, our international business was one of the highlights of our year. We see this as an encouraging sign and look to further develop and expand these high potential areas. Our goal is to strengthen both our financial performance as well as Cross's reputation as a leading branded accessories company in these important markets.

Another area of our business that we are proud to say has met all of our expectations is Costa Del Mar. In its first full year as part of the Cross family, Costa Del Mar introduced nine new products and generated 18% sales growth.

Costa Del Mar® is an exciting brand. Its high-quality products



AS OUR EVOLUTION TO A BRANDED ACCESSORIES COMPANY MOVED FORWARD, OUR COMMITMENT TO OUR CORE WRITING INSTRUMENTS WAS UNWAVERING. IN 2004, CROSS CENTURY CONTINUED TO ACCOUNT FOR A SIGNIFICANT PORTION OF OUR WRITING INSTRUMENT REVENUE.



featuring polarized lens technology have always been a favorite of avid fishermen who want the best equipment. Now, with the introduction of new styles, Costa is broadening its appeal to all water sports enthusiasts. These product initiatives, combined with the effort to push distribution beyond our core Florida market, have created momentum that will carry into 2005 and beyond. With additional new products, a push into California, growing interest from college students and plans to access Cross's global distribution network, the opportunities for Costa Del Mar are numerous. We are very pleased with Costa Del Mar's progress this past year, and we will further support its development as it continues to grow and distinguish itself as the leading brand in the specialty sunglasses market.

In mid-2003, we launched our "Cross into the Future" restructuring program. We launched this initiative in order to remain competitive in the ever-changing global marketplace. By streamlining our operations and sourcing certain product overseas, we have begun, and will continue, to reduce our cost structure. This will enable us to invest in growing our business while also maintaining an appropriate level of profitability.

We completed the European phase of our restructuring effort in mid-2004, in which we lowered our support cost base and consolidated our inventory locations from five to one. Additionally, we made progress on our plan to move a significant portion of our manufacturing resources offshore. Importantly, our stringent quality tests indicate that the output from the offshore manufacturers meets Cross's quality standards. In 2005, we will continue this effort and expect to be sourcing 50% of our manufacturing needs abroad by the end of the year. We expect that 2006 will be the last year of major transition.

"Cross into the Future" has been an involved process. While cost savings will be the biggest benefit, the most important component of the project is quality. We have been deliberate in our efforts because we know that a great deal of our brand equity is dependent on the unmatched quality we deliver. In the end, the quality of Cross products is all that matters and on that there will be no compromise.

While we are pleased by the progress we made in the areas discussed, we fell short of our profitability goal in 2004. The fact that we are in transition as a company had some impact but the most salient issue we have is the need to stabilize our Quality Writing Instrument (QWI) and Accessory business.

Two areas of the business prevented us from achieving QWI growth in 2004. Business from our U.S. national accounts was down approximately 20% in 2004. This decline was primarily due to stricter inventory management in the quality writing category on the part of these customers. In addition, we were also faced with slower sell-through of our products, particularly during the non-holiday period. In response, we took aggressive actions to reverse this trend. This included removing slow-turning



WE RE-LAUNCHED CROSS MATRIX IN NEW COLORS AND AT A LOWER PRICE POINT TO REACH A WIDER AUDIENCE. A LICENSING AGREEMENT SPAWNED CROSS PRECISION READERS AS WE LOOKED TO TAP INTO THE GROWING READING GLASS MARKET.



inventory from store shelves and replacing it with fresh product designed to stimulate demand. Additionally, thanks in part to lower costs generated by the "Cross into the Future" program, we were able to lower price points on certain key items. We are continuing to address these issues with the national accounts and are hopeful that the actions taken at the end of 2004 will carry over into 2005.

The other important area that slowed revenue progress was the U.S. corporate gift segment, which was down 12% for the year. The trend in this market has been toward lower priced writing instruments or to other categories such as apparel or watches. In 2005, we will focus our efforts on taking share from our competitors. Additionally, we will look to utilize our timepiece business to provide options to those customers looking for gifts outside the QWI category. Cross has a proven track record in the U.S. corporate gift business. One of our top objectives in 2005 is getting the U.S. corporate gift business back on track and we believe we have the experience and plan to accomplish this goal.

Our performance in those two areas notwithstanding, we did make progress in 2004 and are proud of the achievements we made in many parts of our business. The Cross brand remains strong and can become even stronger as evidenced by the response to our new products and the performance from our international markets. Costa Del Mar accelerates momentum every day. We are taking actions to reshape our cost base. We are addressing the challenges facing Cross and are confident in our ability to deliver improved financial results. Looking toward next year, we are enthusiastic about our direction and our prospects.



We would like to thank all the employees and business associates of Cross. We view our Cross family as our most valuable asset and are thankful and proud of all of their contributions and achievements in the past year. We appreciate your continued support and look forward to a successful 2005.



David G. Whalen
President and Chief Executive Officer



Russell A. Boss
Chairman

OUR RESPONSE TO RETAILER REQUESTS FOR A CONTEMPORARY LUXURY PEN TO COMPLEMENT CROSS TOWNSEND WAS STUNNING. WITH ITS STREAMLINED DESIGN AND SOPHISTICATED FINISHES, VERVE APPEALED TO A YOUNGER, FASHION-FORWARD CONSUMER WHILE ONCE AGAIN AFFIRMING OUR POSITION AS THE INNOVATOR IN THE WRITING INSTRUMENT CATEGORY.



Creating the buzz... Again!

In the last five years, the Cross brand has evolved significantly. Consumers and retailers alike now look to Cross for innovation and excitement in the writing instrument and personal accessory categories. And in 2004, we didn't disappoint. Whether unveiling a new luxury pen line, releasing stunning limited edition writing instruments, establishing new shop-in-shops in emerging markets overseas, or introducing a new line of reading glasses, Cross was clearly a brand on the move.

Redefining sophistication with Verve

Cross broadened its high-end writing instrument offering with the introduction of Verve, which provides an excellent complement to our Townsend line. Verve is as modern as Townsend is traditional, giving retailers a full spectrum of Cross options for customers looking to purchase or give a luxury pen. The Verve design is stunning, unlike anything available in the writing instrument category today. The profile is seamless and streamlined. A patent-pending pocket clip nests in a translucent resin ellipse that accentuates the color of three luxurious finishes: Platinum, Merlot, and Selenium Blue. Platinum's smooth, rich finish resembles the finest Thai silk. Merlot conjures up visions of a full-bodied French wine. Selenium Blue is the epitome of simplicity and grace. Verve is offered in three writing technologies: fountain pen, ball-point pen, and rolling ball pen, with the fountain pen featuring an exquisite 360° wrapped inlaid nib. Refined yet fashion-able, sophisticated and sleek, Verve immediately made Cross the talk of the luxury pen category in 2004.

Verve's launch was as innovative as the pen itself. Through a dynamic partnership with Verve Music Group (VMG), the premier jazz label since 1956, the collection was introduced at an invitation-only launch party at Le Jazz Au Bar on Manhattan's exclusive Upper East Side. During the pen's initial sales period, purchasers received a jewel-packaged CD featuring cuts by such classic VMG artists as Ella Fitzgerald, Herbie Hancock, and Bill Evans, along with contemporary stars such as Lizz Wright and hot British newcomer, Jamie Cullum. The partnership with VMG allowed us to interact with an upscale audience with a specific aesthetic, fashion sense, and confidence in their place in life. On-air radio giveaways and online enter-to-win contests added to the Verve buzz.

It didn't take long for the accolades to come in. In March, Verve was voted *Best Pen, Contemporary Design* in Pen World International's Tenth Annual Readers' Choice Awards.

Limited editions, timeless appeal

While Verve provided a fresh interpretation of the Cross brand for a more contemporary audience, three special edition releases reaffirmed our commitment to classic writing instrument design. A solid sterling silver fountain pen commemorated the 50th anniversary of the International Tennis Hall of Fame in Newport, Rhode Island. Only 1,954 pens were released, marking the year of the Hall's founding. The Cross Deco pen recalled Cross designs of 75 years ago when the Art Deco movement touched all aspects of modern life. Its exquisite, diamond-cut pattern, etched in stunning platinum plate, has the sparkle of hand-engraved jewelry. Similarly, the Engelsberger Special Edition Gift Set featured a finely etched wave design, crafted in the rich tradition of German master engravers.

Improving on proven winners

Morph® was the first fine writing instrument to feature an adjustable grip. Cross Matrix® redefined the concept of multi-function writing by offering five options in a single pen. Both were major success stories, solidifying Cross's position as the leading innovator in the fine writing instrument category. So how did we make a good thing better? By reducing our manufacturing costs, lowering our price points, and marketing Morph and Matrix to a larger audience. Special offers and point of purchase displays helped generate excitement and facilitate sell-through.



CROSS TIMEPIECES PERFORMED PARTICULARLY WELL IN JAPAN, WHERE THEY ENABLED US TO ESTABLISH A STRONGER FOOTHOLD IN DEPARTMENT STORES. OUR METAL KEY RING WAS ONE OF OUR MOST POPULAR ACCESSORIES.



Extending the brand, expanding the audience

In an extension of the Cross timepiece line that was introduced in 2003, we unveiled an exciting new collection of contemporary watches for men and women to our international markets in October. Seventeen new styles featuring vivid colors, geometric shapes, and larger faces and dials served to bring the Cross brand to younger, fashion-forward customers. Premium functions of the new collection include world time digital display, dual time zone, full-feature chronograph, and date calendar. All watches are water resistant, from 100 to 165 feet, and beautifully packaged in a cylindrical aluminum case. Our new watch collection was successfully introduced in fine retail stores throughout Europe, Latin America, and Asia in 2004. We will continue to refine our strategy in this important category over the next year.

Gaining momentum internationally

We gained significant traction in our international markets in 2004. Market dynamics overseas play to several Cross strengths: full-price department stores are the channel of choice, consumers are very brand conscious, the Cross name enjoys an upscale reputation, and writing instruments in general and fountain pens in particular are important to people, both as gifts and status possessions.

In Europe, our success was the result of a consistent brand presentation region-wide, as well as a streamlined distribution system. With inventory, order processing, and shipping now handled out of the United Kingdom, each subsidiary was able to focus on sales and marketing, using advertising, sales literature, and point of purchase materials that presented a unified brand from market to market. Sales were up across the region and we look forward to seeing that trend continue.



After a string of bad economic news dating back to 2000, Asia showed signs of stabilization in 2004. Cross was ready for the rebounding market. Having invested significantly in re-branding throughout the region in the past five years, we generated solid results across all of our product lines. In this region, cultural dynamics favor our products. Asians are among the most brand-driven consumers in the world, and all Cross products – writing instruments, watches, and accessories – allow them to acquire or give a symbol of status at a reasonable price point.

We were pleased with our solid performance in Japan in 2004. Timepieces, in particular, have been well received in this market, where they are now featured in more than 60 watch stores.


CROSS

SPECIAL EDITION WRITING INSTRUMENTS WERE POPULAR WITH PEN AFICIONADOS. THE ENGELSBERGER FOUNTAIN PEN FEATURES A FINELY ETCHED WAVE PATTERN THAT RECALLS THE ARTISTRY OF OLD WORLD MASTER ENGRAVERS.

We are also expanding our footprint in Japanese department stores. In addition to being featured in the writing instrument corner of these stores, Cross-branded products are now prominently displayed in men's accessories. The introduction of Cross leather products in 2005 will only strengthen our presence in these key retail environments.

Finally, we are making significant inroads in China, the region's burgeoning economic super-engine. At the close of 2004, we had established ten shop-in-shops in the major Chinese cities, with plans for an additional ten shops. Once we install this branded retail infrastructure, we will invest in communications to define the Cross brand for the Chinese consumer. We are very encouraged by our efforts to date and believe that Cross is well positioned for success in China.

Clicking online

Cross introduced its second-generation web site in 2004, unveiling a user-friendly design that creates an effortless, intuitive on-line shopping experience for customers. With a simple point and click, shoppers can browse by recipient (father, mother, teens, and young adults), by price (from $20 to $1,670), by occasion (wedding, birthday, graduation, and retirement), or by lifestyle (fashion forward, gadget lover, traveler, and romantic). The site makes the complete Cross product line accessible to consumers, with shoppers and gift-givers now able to see the wide range of Cross products and options in one place. Investment in our web channel is well founded: direct online sales were up significantly in 2004!



Connecting with consumers

Cross opened two retail stores in the Boston area in 2004. These stores were conceived as "Cross laboratories," enabling us to get closer to consumers and test branding, product, and merchandising concepts. Cross stores offer a fashionable


Welcome to Cross.com
Paradigm
NEW
ATX Medalist
CLASSIC CENTURY

assortment of items related to writing and accessorizing for both work and leisure. They are a haven for anyone seeking to add their own personal aesthetic to business and personal correspondence or to outfit their home or office workspace in style. Possessing a clean architectural style, the stores feature a dramatic pen display wall and a central bin program for smaller, ever-changing "add-on" items.

HIGHLIGHTS OF 2004 INCLUDED THE GROWING SUCCESS OF CROSS.COM, THE OPENING OF TWO CROSS RETAIL STORES, AND THE INTRODUCTION OF SPECIALTY PENS, INCLUDING KIMONO.

We have translated the Cross store concept into executions for our overseas shop-in-shops, communicating our brand in a consistent and controlled branded retail environment.

Furthering our brand vision: Cross Precision Readers

In October, we entered into a licensing agreement with Sun Optics, a leading manufacturer and marketer of precision reading glasses, whereby Cross licenses its brand to Sun Optics. Four Cross Reader styles were introduced, each featuring a contemporary, rimless design and available in the six most popular diopter powers in the United States. The Sun Optics licensing agreement allows us to further our strategy of becoming a diversified branded accessories company and provides entry into a category brimming with potential. We look forward to the full rollout of Cross Precision Readers, slated for the first quarter of 2005.

A banner year for Costa Del Mar

We knew Costa Del Mar was a great brand when we acquired it in 2003. In 2004, we saw why they are the innovative leader in high-performance polarized sunglasses first hand, as the business delivered outstanding sales results through a mixture of new product introductions, expanded distribution and savvy marketing.





Costa Del Mar enjoys a passionate following among water enthusiasts who embrace the brand's "see what's out there" mantra, as well as its patented lens and frame technologies. A passage from a Costa Del Mar catalog gives you a sense of the brand's esprit de corps: *"Vacations are pre-packaged, one-size-fits-all excuses to fill scrapbooks for people content to live a paint-by-numbers life. Sorry, we don't like to color inside the lines, and when we design our sunglasses, we follow nobody's lead."* Clearly, a growing number of consumers are identifying with Costa Del Mar's call to explore lands unknown.

Two significant new product introductions highlighted the year, as Costa Del Mar broadened its offering to target younger consumer demographics, including women. Costa Del Mar's new FluidMetal collection features frames crafted from a custom-designed, corrosion-resistant hybrid metal. Twice as flexible and durable as titanium and three times more flexible and durable than stainless steel, FluidMetal redefines performance and comfort. The new Sport Metal collection represents some of the finest sunglasses ever produced. Featuring both rim and rimless styles, these hypoallergenic frames are made from Monel®, a nickel-silver alloy that is polished, laser-welded, and electroplated. The result is a "forget-they're-on-fit."

Once you have worn Costa Del Mar sunglasses, you'll see why there is nothing else like them. New product developments feature the Costa Del Mar signature watermark on the inside temple tips, identifying them as a true Costa product. But this is not mere adornment. At Costa, form always has function, so the watermarks are made from moisture-absorbing Megol to promote a secure, comfortable fit.

Cross is helping Costa Del Mar expand its distribution throughout the U.S. And by tapping into the Cross infrastructure in Europe, Costa Del Mar is establishing its presence overseas. Costa Del Mar has a terrific story to tell. With the support and resources of the A.T. Cross Company, Costa Del Mar is poised to compel a growing number of consumers to "see what's out there."

IN ITS FIRST FULL YEAR AS PART OF THE CROSS FAMILY, COSTA DEL MAR SAW ITS PASSIONATE FOLLOWING AMONG WATER ENTHUSIASTS GROW SIGNIFICANTLY.





Part I

Part II

Part III

Part IV

Exhibits


SEC MAIL PROCESSING
RECEIVED
MAR 2 9 2005
WASH, D.C.
185
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 1, 2005

Commission File Number 1-6720

A. T. CROSS COMPANY
(Exact name of registrant as specified in its charter)

Rhode Island	**05-0126220**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
One Albion Road, Lincoln, Rhode Island	**02865**
(Address of principal executive offices)	(Zip Code)

(401) 333-1200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered:
Class A Common Stock ($1 Par Value)	**American Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).
Yes ___ No X

The aggregate market value of the registrant's voting and non-voting common stock held by non-affiliates of the registrant (without admitting that any person whose shares are not included in such calculation is an affiliate) computed by reference to the price at which the common stock was last sold as of the last business day of the registrant's most recently completed second fiscal quarter was $33.6 million.

The number of shares outstanding of each of the registrant's classes of common stock as of March 1, 2005:

Class A common stock	-	13,206,641	shares
Class B common stock	-	1,804,800	shares

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the definitive proxy statement for the 2005 annual meeting of shareholders are incorporated by reference into Part III of this report.

PART I

Item 1. BUSINESS

Business

The A.T. Cross Company has two reportable business segments: writing instruments and accessories ("WI&A"), and optical. The optical segment was established in 2003 with the acquisition of Costa Del Mar Sunglasses, Inc. For certain financial information with respect to these segments, see Note L to the Company's consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Writing Instruments and Accessories

We manufacture and market fine quality writing instruments under the Cross® brand consisting of ball-point pens, fountain pens, selectip rolling ball pens, which accommodate various types of refills, and mechanical pencils. We also manufacture and market a variety of refills for most of our product types. In addition to Cross branded writing instruments, we design and market writing instruments sold under the Penatia™ and Omni® by Cross brands and a line of writing instruments sold under the licensed name of Bill Blass®. The Company is an Original Equipment Manufacturer ("OEM") of writing instruments. In addition to writing instruments, we also design and market desk sets. In 2003, we launched a line of business accessories, which we designed. They include pad portfolios, personal digital assistant ("PDA") cases, business card cases, key rings, letter openers and money clips. We also design and market a line of watches, primarily for the business gift market. The Company periodically launches new products.

Our writing instruments are offered in a variety of styles and materials at various price points. They are packaged and sold as individual units or in matching sets. The majority of the Company's writing instrument sales occur at suggested retail price points between approximately $10 and $50. We continue to be a market leader in the United States at these price points. Products in this price range include: Classic® Century®, Ion®, Morph®, MicroPen, Cross Matrix®, Radiance, Solo®, and selected Century II and ATX® writing instruments. The Cross Townsend®, Verve™ and Century II lines provide the Company a presence in the $55 to $300 price range. The Penatia brand, which is not a "Cross" branded line of writing instruments, provides the Company a presence in the under $10 price range. Watches are priced between $70 and $190, and business accessories are priced between $20 and $110.

The Company emphasizes styling, innovation, craftsmanship and quality in the design and production of all of its products. All Cross branded writing instruments carry a full warranty of unlimited duration against mechanical failure. Our watches are sold with a limited ten-year warranty, and business accessories are sold with a limited one-year warranty.

The Company's products are sold throughout the United States by our direct sales force and manufacturers' agents or representatives to approximately 6,200 retail and wholesale accounts. Retail accounts include: gift stores, department stores, jewelers, stationery, office supply and pen specialty stores, mass merchandisers, catalogue showrooms, United States military post exchanges, service centers and central buying operations. Our wholesale accounts distribute the Company's products to retail outlets that purchase in smaller quantities. The Company's products are also sold to consumers in the United States, Canada and Hong Kong on the Company's web site: www.cross.com. Advertising specialty representatives market the Company's writing instruments, accessories and watches in the United States to business accounts. Typically, such products are engraved or carry the purchaser's name or emblem and are used for gifts, sales promotions, incentive purposes or advertising.

Sales of the Company's products outside the United States during 2004 were made to foreign distributors and retailers worldwide by the Company and its wholly-owned subsidiaries.

Optical

The Company, through its wholly-owned subsidiary Costa Del Mar Sunglasses, Inc., designs, manufactures and markets premium, high-quality, polarized eyewear through its optical segment under the brand name Costa Del Mar®. Offered in more than 35 styles and 16 lens options at suggested retail price points between approximately $100 and $300, our eyewear is sold by employee representatives and manufacturer's agents to approximately 3,000 retail accounts throughout the United States. Retail accounts include optical and sunglass specialty shops, department stores and sporting goods retailers. Costa Del Mar sunglasses are sold with a lifetime warranty against defects in materials or workmanship.

Raw Materials

Raw materials for use in writing instruments are obtained from both domestic and foreign suppliers. Items such as certain fountain pen front sections, refills, coated caps and barrels, and some lacquer coatings are imported from Germany, Switzerland and France. Complete pencil mechanisms, certain refill components, leads, resin caps and barrels, some fountain pen front sections, cap components and certain coated shells are imported from Japan. Some rings, pen mechanisms, molded components, and cap components are imported from China.

The majority of component materials for the optical segment are imported from specialized manufacturers located in Europe and Japan.

To maintain the highest level of product quality, we rely on a limited number of domestic and foreign suppliers for certain raw materials and manufacturing technologies. The Company may be adversely affected in the event that these suppliers cease operations or if pricing terms become less favorable. The Company believes, but cannot be assured, that the raw materials currently supplied by these vendors could be obtained from other sources and that the manufacturing technologies could either be developed internally or that suitably similar technologies could be located.

Patents, Licenses and Trademarks

The Company, directly or through its subsidiaries, has certain writing instrument, timepiece, accessory and optical trademark registrations and/or pending trademark applications in the United States and many foreign countries, including but not limited to its principal trademark "CROSS" and the trademark "COSTA DEL MAR." The principal trademark "CROSS" is of fundamental importance to our business in general and the trademark "COSTA DEL MAR" is of fundamental importance to the optical segment. The Company, directly or through its subsidiaries, holds certain United States and foreign writing instrument patents and/or has filed United States and foreign patent applications covering products including, but not limited to, our desk set units, Cross Townsend, Solo, Radiance, Morph, Ion, Cross Matrix, Verve, Micropen and fountain pens and mechanical pencils and ball-point pen mechanisms. While we pursue a practice of seeking patent protection for novel inventions or designs, our business is not dependent upon obtaining and maintaining patents.

Seasonal Business

Retail demand for our writing instrument and accessory products is highest prior to Christmas and other gift-giving occasions. The Company historically has generated approximately one third of its annual sales in its fiscal fourth quarter. However, seasonal fluctuations have not materially affected continuous production of writing instrument products.

Costa Del Mar historically has generated its strongest sales in the first half of its fiscal year.

Working Capital Requirements

Writing instrument and sunglass inventory balances tend to be highest in anticipation of new product launches and before peak selling seasons. The Company offers, and may offer in the future, extended payment terms, primarily to domestic retail writing instrument customers, at certain points during the year, usually September through November. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Annual Report on Form 10-K.

Customers

The Company is not dependent upon any single customer for more than 10% of its consolidated revenues. The Company is dependent, however, on three large office supply accounts, Staples, Inc., OfficeMax, Inc. and Office Depot, Inc., for a significant portion of its revenue. In 2004, sales to this group were approximately 13% of consolidated revenues. The loss of one or more of these customers could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Annual Report on Form 10-K.

Backlog of Orders

The backlog of orders is not a significant factor in the Company's business.

Government Contracts

Sales of the Company's writing instrument products are made to military post exchanges and service centers, but the Company does not enter into any contracts that are subject to renegotiation or termination by the United States government.

Competition

The writing instrument industry is competitive, in particular with respect to product quality, brand recognition and price. There are numerous manufacturers of ball-point, rolling ball and fountain pens, and mechanical pencils in the United States and abroad. Many of these manufacturers produce lower priced writing instruments than those produced by the Company. Although the Company is a major producer of ball-point, rolling ball and fountain pens, and mechanical pencils in the $10 to $50 price range, other writing instrument companies have significantly higher sales volumes from a broader product line across a wider range of prices or have greater resources as divisions of larger corporations. The Company emphasizes styling, innovation, craftsmanship and quality in the design and production of all of its products. All of the Company's Cross branded writing instruments carry a full warranty of unlimited duration against mechanical failure.

The sunglass market in the United States is estimated to be $1.2 billion at wholesale. The Company's optical segment under the brand name Costa Del Mar competes in the premium-priced ($50+ retail) sunglass market segment, which is estimated to be from $800 million to $900 million at wholesale. Several other sunglass companies also compete in the premium segment. Costa Del Mar sunglasses are sold with a lifetime warranty against defects in materials or workmanship.

See also the "Risks and Uncertainties; Forward-Looking Statements" section of "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Annual Report on Form 10-K.

Research and Development

The Company had expenditures for research and development of new products and improvement of existing products of approximately $1.8 million in 2004, $1.9 million in 2003 and $2.2 million in 2002. For additional discussion, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Annual Report on Form 10-K.

Environment

The Company believes it is in substantial compliance with all Federal, state and local environmental laws and regulations. The Company believes that future capital expenditures for environmental control facilities will not be material. See Item 3 "Legal Proceedings" and Note M to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

Employees

The Company had approximately 695 employees at January 1, 2005.

International Operations and Export Sales

Approximately 51% of the Company's sales in 2004 were in foreign markets. The primary foreign markets are in Europe and Asia. Sales of writing instrument and accessory products to foreign distributors are subject to import duties in many countries. The operations of the Company's foreign subsidiaries and branches are subject to the effects of currency fluctuations, the availability of United States dollar exchange, exchange control and other restrictive regulations. Undistributed earnings of our foreign manufacturing and marketing subsidiaries generally are not subject to current United States Federal and state income taxes. However, repatriation to the Company of the accumulated earnings of foreign subsidiaries would subject such earnings to United States Federal and state income taxes. See Note K and Note L to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K. For the effect of foreign sales on the Company's results of operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Annual Report on Form 10-K.

Availability of Securities and Exchange Commission Filings

The Company's web site address is www.cross.com. The Company makes available free of charge, through the Investor Relations section of our web site, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such materials have been electronically filed with or furnished to the Securities and Exchange Commission ("SEC"). The Company includes its web site address in this Annual Report on Form 10-K only as an inactive textual reference and does not intend it to be an active link to its web site.

Executive Officers of the Company

The following are the executive officers of the Company (each of whom serves until his or her successor is elected and has qualified), their respective ages as of January 1, 2005 and their principle positions:

NAME		AGE	TITLE	YEAR IN WHICH FIRST HELD OFFICE
David G. Whalen	(1)	47	President and Chief Executive Officer	1999
Kevin F. Mahoney	(2)	45	Vice President, Finance and Chief Financial Officer	2005
Gary S. Simpson	(3)	53	Corporate Controller, Chief Accounting Officer	1997
Tina C. Benik	(4)	45	Vice President, Legal and Human Resources Corporate Secretary	2000
Stephen A. Perreault	(5)	57	Vice President, Operations	1995
Joseph V. Bassi	(6)	52	Finance Director	1997
Peter J. Canole	(7)	50	Vice President, Global Sales	2004
Charles S. Mellen	(8)	41	Vice President, Global Marketing	2005

(1) Prior to becoming President and Chief Executive Officer in 1999, David G. Whalen was President, North America of Ray-Ban Sun Optics, a division of the Luxottica Group S.p.A., from 1997 to 1999.

(2) Prior to becoming Vice President, Finance and Chief Financial Officer in 2005, Kevin F. Mahoney was Director, Corporate Development at the Raytheon Company from 2004 to 2005. From 1984 to 2004, Mr. Mahoney was with Deloitte & Touche, LLP, most recently serving as Partner.

(3) Prior to becoming Corporate Controller in 1997, Gary S. Simpson was the Controller, Lincoln Operations from 1992 to 1997.

(4) Prior to becoming Vice President, Legal and Human Resources; Corporate Secretary in 2000, Tina C. Benik was Vice President, Legal, General Counsel and Corporate Secretary from 1993 to 2000.

(5) Prior to becoming Vice President, Operations in 1995, Stephen A. Perreault held various senior executive positions in jewelry, cosmetics, and gift manufacturing and distribution companies, including: Weingeroff Enterprises, Inc., Lantis Corporation, Swarovski Jewelry U.S. Ltd. and Avon Products, Inc.

(6) Prior to becoming Finance Director in 1997, Joseph V. Bassi was Manager, Financial Planning from 1996 to 1997 and Manager, Budgeting and Financial Planning from 1987 to 1996.

(7) Prior to becoming Vice President, Global Sales in 2004, Peter J. Canole was Vice President, International from 2003 to 2004, Vice President, Asia from 2001 to 2003 and Managing Director, Asia-Pacific from 2000 to 2001. From 1998 to 2000, Mr. Canole was Director, Worldwide Travel Retail for Hasbro, Inc.

(8) Prior to becoming Vice President, Global Marketing in 2005, Charles S. Mellen was Vice President of Marketing at Tumi, Inc. from 1996 to 2004.

Item 2. PROPERTIES

The Company currently owns and occupies approximately 269,000 square feet of manufacturing, warehouse and office space in Lincoln, Rhode Island. This facility, which is well maintained and in good repair, is utilized in a manufacturing, distribution and administrative capacity. The production capacity of this facility is sufficient to meet the Company's needs for the foreseeable future.

The Company leases administrative facilities and/or warehouse space for its operations in France, the United Kingdom, The Netherlands, Spain, Germany, Japan, Taiwan, Hong Kong, Singapore, Lincoln, Rhode Island, Boston, Massachusetts, Miami and Ormond Beach, Florida. The Company also leases retail facilities in Cambridge and Newton, Massachusetts.

Item 3. LEGAL PROCEEDINGS

On or about April 21, 2000, the Company, certain officers and directors of the Company and others were named as defendants in an action filed in the United States District Court for the District of Rhode Island. The suit, which is brought by a purchaser of the Company's Class A common stock, alleges that the defendants violated Federal securities laws by making material misstatements and omissions in the Company's public filings and statements relating to the Company's former Pen Computing Group business. The suit seeks class action status including all purchasers of the Company's Class A common stock between September 17, 1997 and April 22, 1999. The damages sought are unspecified.

On June 30, 2000, the Company filed a Motion to Dismiss the action in the United States District Court in Rhode Island. The United States District Court for the District of Rhode Island granted the Company's Motion to Dismiss in June 2001. In July 2001, the Plaintiff filed an appeal with the First Circuit Court of Appeals. The appeal was before the First Circuit Court of Appeals. Oral argument was held February 8, 2002.

On March 20, 2002, the Court of Appeals for the First Circuit issued a judgment affirming the dismissal of all claims asserted against the W. Russell Boss Jr. Trust A, W. Russell Boss Jr. Trust B and W. Russell Boss Jr. Trust C and reversing the District Court's dismissal of the Section 10(b) and 20(a) claims asserted against the Company and the named individual defendants. The Court of Appeals' ruling was limited to a finding that the plaintiff's complaint had satisfied the pleading requirements of the Private Securities Litigation Reform Act of 1995; the Court did not opine on the merits of plaintiff's claims. On January 8, 2004, the District Court heard oral argument on defendants' motion for summary judgment. On July 21, 2004, the Court issued its Memorandum and Order partially granting defendants' motion for summary judgment and narrowing the class period to encompass only purchases made between July 16, 1998 and April 22, 1999. Due to the revised class period, the plaintiff's two proposed class representatives no longer had standing to assert claims on behalf of the proposed class. The Court, however, allowed the plaintiff class an opportunity to recruit new class representatives. Discovery concerning plaintiff's proposed substitute class representatives is ongoing. The Company maintains that the claims are without merit and will continue to vigorously contest the litigation.

In June 2002, the United States Environmental Protection Agency ("EPA") served the Company with a Notice of Potential Liability and Request for Information regarding the J.M. Mills Landfill, which is part of the Peterson/Puritan Superfund site in Cumberland, Rhode Island. The Notice also requests that the Company pay past and future costs associated with the site. To date, approximately sixty entities have received Notice Letters from the EPA relative to the site. The Company filed its response in October 2002.

The Company is also named as one of approximately sixty defendants in a contribution suit brought by CCL/Unilever relating to the J.M. Mills Landfill site. These complaints allege that the Company is liable under the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") for contribution for past and future costs incurred at the site. Past and future costs, excluding the required remedy, are currently estimated at $5 million to $7 million. No discovery has been taken to date.

The Company is involved in various other litigation and legal matters that have arisen in the ordinary course of business. To its knowledge, management believes that the ultimate resolution of any of those existing matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The Company's Class A common stock is traded on the American Stock Exchange (symbol: ATX). There is no established trading market for the Company's Class B common stock. At January 1, 2005, there were approximately 1,300 shareholders of record of the Company's Class A common stock and two shareholders of record of the Company's Class B common stock. The weighted average numbers of total shares outstanding was 14,925,848 and 15,080,115 during 2004 and 2003, respectively. High and low stock prices of Class A common stock for the last two years were:

2004			2003		
QUARTER	HIGH	LOW	QUARTER	HIGH	LOW
First	$7.00	$6.25	First	$5.65	$4.80
Second	$6.74	$4.77	Second	$5.98	$4.76
Third	$5.55	$5.06	Third	$6.15	$4.95
Fourth	$5.58	$4.60	Fourth	$6.69	$5.96

Dividend Information

The Company has not paid dividends to its stockholders since 1998 and does not plan to pay cash dividends in the foreseeable future. The Company intends to retain earnings, if any, to finance the growth of the Company.

Unregistered Sales of Securities None.

Issuer Purchases of Equity Securities

	TOTAL NUMBER OF SHARES PURCHASED	AVERAGE PRICE PAID PER SHARE	TOTAL NUMBER OF SHARES PURCHASED AS PART OF PUBLICLY ANNOUNCED PLANS OR PROGRAMS	MAXIMUM NUMBER OF SHARES THAT MAY YET BE PURCHASED UNDER THE PLANS OR PROGRAMS
October 3, 2004 - October 30, 2004	57,000	$5.32	57,000	465,500
October 31, 2004 - November 27, 2004	-	-	-	465,500
November 28, 2004 - January 1, 2005	52,500	$4.84	52,500	413,000
Total	109,500	$5.09	109,500	

On October 23, 2002, the Company's Board of Directors authorized a plan to repurchase up to 10% of the Company's outstanding Class A common stock. Under this plan, the Company plans to purchase approximately 1.4 million shares of stock on the open market, subject to regulatory considerations, from time to time, depending on market conditions. At January 1, 2005, the Company had repurchased 987,000 shares under this plan for approximately $5.4 million at an average price per share of $5.42. In the fourth quarter of 2004, 109,500 shares were purchased for approximately $557,000 at an average price per share of $5.09.

Item 6. SELECTED FINANCIAL DATA

Five-Year Summary	2004	2003	2002	2001	2000
OPERATIONS: (THOUSANDS OF DOLLARS)					
Net Sales	$ 129,480	$ 126,365	$ 118,226	$ 124,356	$ 131,363
(Loss) Income Before Income Taxes	(1,553)	2,218	6,687	2,538	(6,913)
Income Tax (Benefit) Provision	(698)	441	1,771	1,616	815
(Loss) Income from Continuing Operations	(855)	1,777	4,915	922	(7,728)
Income (Loss) from Discontinued Operations, Net	-	-	-	58	(371)
Net (Loss) Income	(855)	1,777	4,915	980	(8,099)
PER SHARE DATA: (DOLLARS)					
Basic and Diluted Net (Loss) Income Per Share:					
Continuing Operations	(0.06)	0.12	0.31	0.06	(0.47)
Discontinued Operations	-	-	-	-	(0.02)
Net (Loss) Income	(0.06)	0.12	0.31	0.06	(0.49)

	2004	2003	2002	2001	2000
FINANCIAL POSITION: (THOUSANDS OF DOLLARS)					
Current Assets	**$ 73,048**	$ 76,712	$ 68,184	$ 72,805	$ 85,826
Current Liabilities	**36,234**	35,933	30,384	33,233	48,086
Working Capital	**36,814**	40,779	37,800	39,572	37,740
Total Assets	**113,351**	118,146	105,573	111,350	128,731
Long-Term Debt, Less Current Maturities	**5,513**	6,863	-	-	-
Accrued Warranty Costs	**1,603**	1,936	1,888	3,541	3,359
Shareholders' Equity	**70,002**	73,415	73,301	74,575	77,286

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Overview

A.T. Cross Company is a leading designer and marketer of branded personal and business accessories. The Company has been a manufacturer and marketer of fine quality writing instruments since 1846. Sold primarily under the Cross brand, ball-point, fountain and selectip rolling ball pens and mechanical pencils are offered in a variety of styles and finishes. The Company's new product strategy has led it to explore the under $10 segment of the writing instrument and after-market refill market under the brand name Penatia. Also under the Cross brand, the Company offers a line of watches and a variety of business and writing instrument accessories. We also offer writing instruments under licensed brands such as Bill Blass. The Company established an optical segment with the April 2003 acquisition of Costa Del Mar Sunglasses, Inc., a designer, manufacturer and marketer of high-quality polarized sunglasses.

The Company has been operating in a difficult economic environment in a mature and competitive category. Fiscal 2004 represented the fourth consecutive year in which the Company's core writing instrument and accessory segment reported a decline in sales. Several years ago, the Company challenged itself to build upon its unique attributes in order to develop a vibrant, diversified and modern company poised for sustainable growth and long-term profitability. Such attributes include a strong brand name, 158-year heritage, reputation for quality and craftsmanship, global distribution network and strong balance sheet. The Company established several strategic initiatives to build upon these attributes and overcome its challenges, including: becoming an innovative leader in the fine writing category, extending the Cross brand into new categories, developing avenues for diversification and streamlining its operating structure.

The Company is competing vigorously to build its position as the category leader in terms of product innovation, marketing and merchandising. For the fifth consecutive year, approximately 20% of writing instrument and accessory revenue was derived from new products. The Company defines new product sales as those sales generated in a product's first twenty-four months. New products launched in 2004 included the Verve line; Cross Townsend line additions: Herringbone, Platinum Plated and Black Lacquer with Rhodium Plated appointments; Ion Metal new colors; Century II: Engelsberger, Art Deco and Kimono; additions to Cross's Penatia brand and licensed Bill Blass offerings as well as new watches and business accessories. They represent the new generation of Cross - sleek, innovative design fused with traditional functionality and craftsmanship. The Company has introduced marketing, packaging and point of purchase displays that reflect this image.

The Company's sales force is organized around three major geographic regions; the Americas, Asia and Europe, Middle East and Africa ("EMEA"). Within each of these regions, the Company uses a combination of direct sales force, manufacturers' representatives and distributors. From mid-2003 and throughout 2004 the Company transitioned from using manufacturers' sales representatives to a direct sales force for its United States carriage trade retail business in order to improve sales results. The Company believes this change has had positive results at accounts now served by this new direct sales force.

The execution of 2004 holiday product and marketing programs, developed with several of our national accounts in the United States, proved successful. However, strict inventory controls at these national account customers, as well as slower sell through at non-holiday periods, had the result of significantly lower sales. In 2004, the Company discontinued certain slower moving products and expects that a more focused product line, as well as lower price points on certain products now sourced overseas, will improve performance at these accounts.

Corporate gift sales to business and industry through our special markets division also declined in 2004 due to the continuing trend in this market toward lower priced writing instruments or away from the writing category altogether. In 2005, the Company plans to focus on taking share from its competitors in this market with new products and compelling programs.

As global economies recover, we are benefiting from our international efforts as evidenced by broad based revenue growth in these markets. We expect this positive momentum to continue into 2005.

The Cross brand has a strong awareness and, more importantly, consumers associate the Cross name with quality and style. The strong awareness of our name and the positive attributes associated with our brand supported the extension of the Cross brand into related personal accessory categories. Importantly, we wanted to move to categories that would allow us to further utilize our existing sourcing infrastructure and global distribution network. Our priority for all of our brand extensions is to incorporate the quality, design and craftsmanship that consumers enjoy from Cross's fine writing instruments. We have done this with our Cross branded accessories. In 2004, under a licensing agreement with Sun Optics, the Company introduced a line of Cross branded precision reading glasses. Four styles were introduced, each featuring a contemporary, rimless design and available in the six most popular diopter powers in the United States. In addition to Cross Readers, the company introduced seventeen new styles to its watch collection featuring vivid colors, geometric shapes and larger faces and dials designed to bring the Cross brand to younger fashion-forward consumers. The Company's accessories line, which currently includes items such as business card holders, money clips and day planners, will be expanded and improved upon in 2005. In 2004, watches and business accessories comprised approximately 2% of WI&A sales. We have developed a foothold in these categories and look forward to further strengthening our presence in 2005.

The 2003 acquisition of Costa Del Mar proved to be very successful. Since the acquisition we have benefited from revenue diversification and top and bottom line growth. In 2004, Costa Del Mar grew its business 18% on a full year comparable basis through new product introductions and increased distribution. Costa Del Mar developed fifteen new products and launched nine, with the remaining six to be launched in early 2005. Costa Del Mar upholds our commitment to delivering to our consumers exceptional product, innovation and quality. Costa Del Mar also benefits from the strong optical business backgrounds of certain key members of the Cross senior management team. The Company continues to look for appropriate acquisitions that will add to top and bottom line growth.

Our 'Cross into the Future' corporate restructuring program that we announced in July 2003, which involves streamlining our operations and sourcing certain products overseas, is designed to reduce our cost structure. The funds we generate will be used to invest in growing our businesses while at the same time generating an appropriate level of profitability. Our corporate reorganization program has two components: administrative and manufacturing. On the administrative side, we have streamlined our North American non-manufacturing operations and shifted resources to our marketing and selling functions. On the manufacturing side, as we are keenly aware that our consumers look to Cross for the highest-quality writing instruments in the world, our number one priority is and will always be maintaining our strict quality standards. As such, our transition to an overseas sourcing model will be a very deliberate and gradual process. The first products moved offshore during 2004. Further outsourcing will be dependent on our complete satisfaction that all product meets the high-quality standards that consumers expect from Cross. We believe these actions are necessary to preserve Cross's ability to remain a competitive, profitable company. We look forward to our 'Cross into the Future' program continuing to provide a more efficient operating structure that will allow us to focus more intensely on building and growing our portfolio of market-leading branded accessories. For an analysis of the corporate restructuring program, see Note D to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

Reconciliation of Generally Accepted Accounting Principles ("GAAP") and Comparable Basis (Non-GAAP) Net (Loss) Income and Net (Loss) Income Per Share

In fiscal 2004 and 2003, there were a number of unusual events. The following chart provides a reconciliation of GAAP and non-GAAP net (loss) income and net (loss) income per share for fiscal 2004 and 2003:

(THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)	**FISCAL 2004**	FISCAL 2003
GAAP net (loss) income	**$ (855)**	$ 1,777
Adjustments, net of tax:		
Restructuring charges	**1,279**	1,956
Property tax settlement	**(596)**	-
Gain on disposition of asset held for sale	**-**	(792)
Comparable-Basis Net (Loss) Income	**$ (172)**	$ 2,941
Comparable-Basis Net (Loss) Income Per Share	**$ (0.01)**	$ 0.20

These non-GAAP results are among the indicators management uses as a basis for evaluating financial performance as well as for forecasting future fiscal periods. For these reasons, management believes that these non-GAAP measures can be useful to the reader of these financial statements and footnotes. This presentation of non-GAAP information is not meant to be considered in isolation or as a substitute for net (loss) income and net (loss) income per share prepared in accordance with GAAP.

Comparison of Fiscal 2004 with Fiscal 2003

The following chart details net sales performance by segment and operating unit:

(THOUSANDS OF DOLLARS)	FISCAL 2004	FISCAL 2003	PERCENTAGE CHANGE
Writing Instruments and Accessories:			
Americas	**$ 54,415**	$ 61,653	(11.7)%
Europe, Middle East and Africa	**38,401**	34,613	10.9%
Asia	**18,486**	16,782	10.2%
Other	**3,083**	4,385	(29.7)%
Sub-total	**114,385**	117,433	(2.6)%
Optical	**15,095**	8,932	69.0%
Consolidated Net Sales	**$ 129,480**	$ 126,365	2.5%

Writing instruments and accessories revenue in the Americas region declined by $7.2 million, or 11.7%. This decline was primarily due to an 11.2% decline in domestic sales, as our national accounts division declined by 20% in 2004 compared to 2003. Office superstore accounts, which are handled by the national accounts division, reduced their on hand inventory levels of Cross product by approximately 18% during the year. In addition, sell through of the Company's products was down 13% year on year.

Business gift sales in the United States were 12% below 2003 as corporate demand for fine writing products declined due to competition from lower priced writing instrument products and other product categories.

Retail sales in the United States, consisting of sales to carriage trade customers and direct to consumer sales, primarily through the Company's web site, increased 2%. Sales through the Company's web site, www.cross.com, increased 64%. However, this was partially offset by a 4.5% decline in sales to carriage trade retailers. Starting in mid-2003, the Company transitioned from manufacturers' sales representatives to a direct sales force. The sales results for the east coast sales force, which transitioned mid-2003, increased 13% in 2004 compared to 2003. Sales for the west coast, which transitioned early in 2004, was down 2% for the year, but showed improved results compared to 2003 for the second, third and fourth quarters. The central/southern region, in the midst of transition, performed poorly as did military accounts. The Company's manufacturers' sales representatives for collegiate accounts improved results by 26.5%.

The increase in sales in the EMEA region was largely due to the effects of foreign exchange as the weaker United States dollar versus the euro and pound sterling resulted in higher translated United States dollar sales. Foreign exchange was favorable to EMEA sales results by approximately 8.7 percentage points as sales volume increased approximately 2% for the full year. Sales to customers in our subsidiary markets in the United Kingdom, France, Germany and Ireland were up 18%, 28%, 8% and 13% respectively.

Asia revenue of $18.5 million increased 10.2% compared to fiscal 2003 and increased by approximately 6% excluding the favorable effects of foreign exchange. Sales by our Hong Kong subsidiary increased 35% in 2004 as the Company launched a major effort in China to place Cross "shop-in-shops" in important stores in a number of large cities.

The Company's other sales consist of OEM sales of writing instruments and digital pens as well as its two retail test stores opened during 2004 in the greater Boston area. OEM sales decreased 40% compared to fiscal 2003 largely the result of a decline in the sales of digital pens for tablet PC products. Revenue from the Company's two retail test stores partially offset this decline.

The optical segment, which consists of the Company's Costa Del Mar subsidiary, increased revenue by 18% in fiscal 2004 compared to the comparable 2003 fiscal period. This increase was due to a number of new product introductions made in 2004 along with expanded distribution on the west coast of the United States.

The following chart details gross profit margins for both the writing instruments and accessories segment as well as the consolidated gross profit margins:

Gross Profit Margins:	FISCAL 2004	FISCAL 2003	PERCENTAGE POINT CHANGE
Writing Instruments and Accessories	**48.4%**	51.1%	(2.7)
Consolidated	**48.9%**	51.4%	(2.5)

Writing instrument and accessory margins were adversely affected by additional inventory obsolescence reserves recorded in the fourth quarter of 2004 for certain slow-moving or discontinued products as the Company streamlined its product offering for 2005. This higher provision for inventory obsolescence comprised 1.4 percentage points of the 2.7 percentage point decline in writing instruments and accessories gross margin. The remaining decline was largely attributable to the highly competitive market conditions, which affected margins throughout 2004. The optical segment's gross margin for fiscal 2004 had a slight, but favorable effect on the consolidated gross margin for the year.

Consolidated selling, general and administrative ("SG&A") expenses of approximately $57.4 million were $1.4 million, or 2.4%, higher than in 2003. SG&A expenses were 44.3% of net sales in both 2004 and 2003. SG&A expenses for WI&A of approximately $51.1 million were $0.8 million lower than fiscal 2003. The effect of foreign exchange in the WI&A segment resulted in approximately $1.6 million of higher SG&A expenses, which was more than offset by savings resulting from the Company's restructuring program. SG&A expenses for the optical segment were $6.3 million in fiscal 2004 and $4.1 million from the April 2003 acquisition date through January 3, 2004.

Service and distribution ("S&D") expenses of $3.5 million were $0.3 million higher than fiscal 2003 and are in line with the increase in revenue compared to fiscal 2003.

Research and development ("R&D") expenses of $1.8 million were $0.2 million lower than fiscal 2003. This was due primarily to more WI&A segment R&D work being outsourced than performed in-house. Offsetting this somewhat was an increase in R&D at the optical segment in support of the new product lines.

Restructuring charges of $2.3 million were recorded in the Company's WI&A segment in fiscal 2004 compared to $2.4 million in fiscal 2003. These charges were related to the corporate restructuring program announced in July 2003. As a result of the restructuring program, the Company expects to realize G&A savings of $4 million to $5 million annually, on a 2002 cost base, beginning in fiscal 2004. For an analysis of the corporate restructuring program, see Note D to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

A $1.0 million gain on disposition of asset held for sale was recorded in fiscal 2003 as a result of the 2003 sale of the Company's former manufacturing and distribution facility in Ireland, which was closed in 2001.

Consolidated interest income in fiscal 2004 was $0.7 million compared to $0.5 million in 2003. In 2004, the Company recorded $0.4 million of interest income on the property tax settlement with the Town of Lincoln, Rhode Island. In 2003, the Company recorded $156,000 of interest income on the value added tax claim settlement with the Spanish government. Excluding these one-time events, interest income in 2004 was 23% lower than 2003 due to the lower level of average invested funds on relatively flat average interest rates.

The following chart details the major components of other income and (expense):

(THOUSANDS OF DOLLARS)	**FISCAL 2004**	FISCAL 2003	CHANGE
Interest expense	**$(413)**	$(291)	$(122)
Unrealized loss on trading securities	**(19)**	(105)	86
Other	**(160)**	(196)	36
Other Expense	**$(592)**	$(592)	$ -

In fiscal 2004, the Company's effective tax rate was 45.0% compared to 19.9% in fiscal 2003. The increase in 2004 over the Federal statutory rate was primarily related to the reduction in the reserve for potential income tax exposures. In 2003, the rate was favorably affected by a benefit from foreign sourced income taxed at lower rates. Excluding unusual items, the Company expects that the tax rate in future years will be comparable to the Federal statutory rate. For an analysis of income taxes see Note K to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

As a result of the foregoing, the consolidated net loss in fiscal 2004 was $0.9 million ($0.06 net loss per share, basic and diluted) as compared to the fiscal 2003 net income of $1.8 million ($0.12 net income per share, basic and diluted).

Comparison of Fiscal 2003 with Fiscal 2002

Consolidated net sales were $126.4 million in fiscal 2003, an increase of $8.1 million, or 6.9%, compared to fiscal 2002. WI&A net sales of $117.4 million were less than 2002 by approximately $0.8 million, or 0.7%. Sales from the optical segment, established in April of 2003 with the acquisition of Costa Del Mar Sunglasses, Inc, were $8.9 million in 2003. The effect of foreign exchange was favorable to consolidated full year sales results by approximately $4.6 million, or 4 percentage points.

The following chart details net sales performance by segment and operating unit:

(THOUSANDS OF DOLLARS)	**FISCAL 2003**	FISCAL 2002	PERCENTAGE CHANGE
Writing Instruments and Accessories:			
Americas	**$ 61,653**	$ 63,723	(3.2)%
Europe, Middle East and Africa	**34,613**	33,655	2.8%
Asia	**16,782**	16,446	2.0%
OEM	**4,385**	4,402	(0.4)%
Sub-total	**117,433**	118,226	(0.7)%
Optical	**8,932**	-	-
Consolidated Net Sales	**$ 126,365**	$ 118,226	6.9%

Writing instrument and accessory revenues in the Americas region of $61.7 million declined $2.1 million, or 3.2%, compared to fiscal 2002. Domestic writing instrument net sales of $51.8 million decreased $2.2 million, or 4%, while international Americas writing instrument net sales of $9.9 million were about flat compared to fiscal 2002. Domestic writing instrument volume for the full year was adversely affected by continued weak economic conditions. These adverse conditions affected both the retail, primarily carriage trade accounts, and business gift divisions, which were below 2002 sales levels by 4.1% and 4%, respectively. This poor performance at retail was somewhat offset by improved performance at certain national accounts, where holiday programs put in place proved successful, and the mid-2003 establishment of a direct retail sales force on the east coast.

Writing instruments and accessory sales in the EMEA and Asia regions of $51.4, up 2.6% for the year, were favorably affected by foreign exchange as the weaker United States dollar versus the euro, yen and pound sterling resulted in higher translated United States dollar sales. Foreign exchange was favorable to EMEA and Asia sales results by approximately 8.8 percentage points for the full year.

Writing instrument and accessory revenues in the EMEA region of $34.6 million increased $1 million, or 2.8%, compared to fiscal 2002. Retail and business gift sales improved over the prior year by 0.7% and 4%, respectively, due entirely to the favorable effects of foreign exchange. Excluding these favorable effects, EMEA revenues would have been down 8.4% year on year. This decline is attributable to the poor economic conditions in this region and the direct effects of the war in the Middle East.

Writing instrument and accessory revenues in Asia of $16.8 million increased $0.3 million, or 2%, compared to fiscal 2002. Business gift sales, which make up approximately 40% of the regions sales, were up 5% over fiscal 2002 while retail sales were essentially flat. The effects of favorable foreign exchange added approximately 4 percentage points to the full year sales improvement. The Asia region, which had been adversely affected by the outbreak of the SARS virus primarily during the first half of the year, improved 17.7% in the last six months of 2003 compared to the last six months of 2002. This was due, in part, to pent up demand in the first half of fiscal 2003 and favorable foreign exchange, which comprised 3.6 percentage points of the sales increase.

OEM sales of writing instruments and digital pens of $4.4 million was essentially even with fiscal 2002.

Consolidated gross profit margins of 51.4% in fiscal 2003 were higher than fiscal 2002 by 0.1 percentage points:

Gross Profit Margins:	**FISCAL 2003**	FISCAL 2002	PERCENTAGE POINT CHANGE
Writing Instruments and Accessories	**51.1%**	51.3%	(0.2)
Consolidated	**51.4%**	51.3%	0.1

Writing instrument and accessory margins in fiscal 2003 were 51.1%, or 0.2 percentage points, less than fiscal 2002. They were adversely affected by changes in product mix to lower margined writing instruments. This unfavorable shift was somewhat offset by lower levels of manufacturing overhead and variances for the year. The optical segment's gross margin for fiscal 2003 had a small but favorable effect on the consolidated gross margin for the year.

Consolidated SG&A expenses of approximately $56.0 million were $4 million, or 7.6%, higher than in fiscal 2002 and were 44.3% of net sales in fiscal 2003 compared to SG&A expenses of $52.1 million, or 44.0% of net sales, in fiscal 2002. SG&A expenses for WI&A of approximately $51.9 million were about equal to fiscal 2002. SG&A expenses for the optical segment of $4.1 million in fiscal 2003 were all incremental to fiscal 2002. The effect of foreign exchange in the WI&A segment resulted in approximately $2.1 million of higher SG&A expenses, which was offset by savings resulting from the Company's restructuring program and expense reductions initiated prior to the implementation of the restructuring program in response to lower sales volume in the first half of 2003.

S&D expenses of $3.2 million were $2.6 million higher than fiscal 2002. This increase was primarily due to an approximate $2.2 million favorable pre-tax adjustment to the Company's accrued warranty costs that was recorded in the fourth quarter of fiscal 2002.

R&D expenses of approximately $1.9 million were $0.2 million lower than fiscal 2002. WI&A segment R&D expense was $1.9 million, $0.3 million, or 12.2%, lower than fiscal 2002, due to lower developmental expenditures for digital pen products.

Restructuring charges of $2.4 million were recorded in the Company's WI&A segment in fiscal 2003. These charges were related to the corporate restructuring program announced in July 2003. As a result of the restructuring program, the Company expects to realize SG&A savings of $4 million to $5 million annually beginning in fiscal 2004. It is estimated that approximately $1 million of operating expense savings were realized in fiscal 2003. For an analysis of the corporate restructuring program, see Note D to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

A $1 million gain on disposition of asset held for sale was recorded in fiscal 2003 as a result of the 2003 sale of the Company's former manufacturing and distribution facility in Ireland, which was closed in 2001.

There was no environmental remediation expense recorded in fiscal 2003 compared to the $0.2 million reduction recorded in fiscal 2002 due to a change in the estimated cost of environmental remediation for the Company's facility in Ireland. This facility was sold in 2003 and the remaining approximate $0.5 million liability was reversed and included in the gain on disposition of asset held for sale as the purchaser of this facility assumed responsibility for its environmental remediation.

Interest and other (expense) income for fiscal 2003 was expense of $66,000 as compared to income of $0.7 million in fiscal 2002. WI&A segment interest and other (expense) income was expense of $59,000 and optical segment interest and other (expense) income was expense of $7,000.

(THOUSANDS OF DOLLARS)	FISCAL 2003	FISCAL 2002	CHANGE
Interest Income	**$ 526**	$ 563	$ (37)
Interest expense	**(291)**	(31)	(260)
Unrealized (loss) gain on trading securities	**(105)**	149	(254)
Other (expense) income	**(196)**	53	(249)
Other (Expense) Income	**(592)**	171	(763)
Consolidated Interest and Other (Expense) Income	**$ (66)**	$ 734	$ (800)

Consolidated interest income in fiscal 2003 was $37,000, or 6.6%, lower than interest income in 2002 as interest rates and average invested funds were lower than the prior year, partially offset by $0.2 million of interest received in 2003 from the Spanish government for the settlement of a value added tax claim. Other income (expense) was an expense of $0.6 million in 2003 compared to other income in 2002 of $0.2 million. Other expense in 2003 included $0.3 million more interest expense compared to 2002 due to the additional level of borrowings and an unrealized loss on trading securities of $0.1 million compared to an unrealized gain of $0.1 million in 2002.

In fiscal 2003, the Company recorded an income tax provision of $0.4 million on approximately $2.2 million of income from continuing operations. The effective tax rate was 19.9% as compared to 26.5% in fiscal 2002. This decrease in tax rate was primarily due to a favorable shift in the mix of foreign and United States sourced income as well as higher than expected export tax benefits. For an analysis of income taxes from continuing operations, see Note K to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

As a result of the foregoing, the consolidated net income in fiscal 2003 was $1.8 million ($0.12 net income per share, basic and diluted) as compared to the fiscal 2002 net income of $4.9 million ($0.31 net income per share, basic and diluted).

Liquidity and Capital Resources

Historically, the Company's sources of liquidity and capital resources have been its cash, cash equivalents and short-term investments ("cash"), cash generated from operations and amounts available under the Company's $25 million line of credit. These sources have been sufficient in the past to support the Company's routine operating requirements, capital projects, restructuring, defined benefit retirement plan contributions, stock repurchase programs and debt service. The Company does not expect its future cash needs to increase to the extent that these historical sources of liquidity and capital will not be sufficient to meet its needs.

The Company's cash balance of $15.5 million at the end of fiscal 2004 declined $0.7 million from the prior year, a result of many factors, the most significant of which are described in this section.

Accounts receivable decreased approximately $2.2 million from the prior year. WI&A segment accounts receivable of $27.1 million declined approximately $3.5 million from the prior year while optical segment accounts receivable of $2.8 million increased by $1.3 million from a year ago. The Company offers a dating program, primarily to its domestic retail writing instrument customers, whereby they may either delay payment on certain third and fourth quarter purchases until January of the next year or earn a greater discount if payment is made earlier. The earlier start to this year's dating program as well as early payment by certain customers, some of which took advantage of the discount offered, was the primary cause of the lower accounts receivable balance for WI&A. The increase in the optical segment accounts receivable was largely the result of the fourth quarter sales increase as Costa Del Mar launched a number of new products in 2004.

Total inventory of approximately $15.5 million decreased by $0.6 million compared to year end 2003. WI&A segment inventory declined by $1.9 million, primarily due to the Company's restructuring program, as five warehouse locations in Europe were reduced to one at the United Kingdom subsidiary. The increase in inventory at the optical segment was due largely to build up of inventory for several new product launches in the 2004 fourth quarter and fiscal 2005.

In fiscal 2004, approximately $3.0 million was paid as a result of a corporate restructuring program initiated in July 2003. The amount paid since the inception of the program through the end of fiscal 2004 was $4.5 million. The total cost of this restructuring program is expected to be approximately $6.5 million incurred over the life of the program, assuming full implementation, which is expected to take several years. The total cash portion of this restructuring program is expected to be approximately $6.5 million. As a result of this reorganization program, the Company expects to realize general and administrative savings of approximately $4 million to $5 million annually, on a 2002 cost base, beginning in 2004 and, assuming the manufacturing plan is fully implemented, the Company expects to realize manufacturing cost savings of approximately $5 million to $7 million annually, on a 2002 cost base,

In February 2004, the Company and the Town of Lincoln, Rhode Island settled a dispute regarding the assessed value used to determine taxes on the Company's properties for the years 1994 through 2003. The Company received credits of $473,000 in real estate taxes payable and a $610,000 cash payment. The entire amount was realized in 2004.

The Company's working capital was $36.8 million at the end of fiscal 2004, a decrease of $4 million from fiscal 2003, and its current ratio at the end of fiscal 2004 and 2003 was 2.0:1 and 2.1:1, respectively. Operating cash flow from operations was $6.2 million in fiscal 2004 compared to $2.1 million in fiscal 2003. This increase was largely due to the effect of lower accounts receivable at the end of 2004 compared to the end of 2003.

Additions to property, plant and equipment were approximately $4.5 million in fiscal 2004 compared to $4.1 million in fiscal 2003. In fiscal 2005, the Company expects capital expenditures to be somewhat higher than 2004 and more in line with 2002 levels of approximately $5.3 million. Depreciation expense in 2005 is expected to approximate that of 2004.

On October 23, 2002, the Company's Board of Directors authorized a plan to repurchase up to 10% of the outstanding Class A common stock. Under this plan, the Company plans to purchase approximately 1.4 million shares of stock on the open market, subject to regulatory considerations, from time to time, depending on market conditions. In 2004, the Company repurchased 312,500 shares for approximately $1.6 million at an average price per share of $5.27. At January 1, 2005, the Company had repurchased 987,000 shares under this new plan for approximately $5.4 million at an average price per share of $5.42.

The Company maintains a $25 million unsecured line of credit with a bank. This agreement requires the Company to meet certain covenants. The most restrictive covenant is that over the three fiscal years from 2003 through 2005 the Company cannot incur extraordinary charges, as defined by the bank, such as restructuring charges, in excess of approximately $6.5 million. In the two fiscal years from 2003 through 2004, the Company has incurred approximately $4.8 million of restructuring charges. There is also a restriction on the Company's ability to grant security interests in its assets. Any amounts borrowed under this agreement are payable on demand. Under this agreement, the Company has the option to borrow at either the bank's prime lending rate or at one percent per annum in excess of the London Interbank Offering Rate ("LIBOR"). The unused and available portion of the Company's $25 million unsecured line of credit was $22 million at January 1, 2005.

The Company will make a cash contribution of approximately $1.8 million to its defined benefit retirement plan in 2005.

The Company expects fiscal 2005 research and development expenses to be about equal to fiscal 2004.

The Company believes that existing cash and funds from operations, supplemented, as appropriate, by the Company's short-term borrowing arrangements, will be adequate to finance its foreseeable operating and capital requirements, service its long-term debt and the remaining requirements of the restructuring and stock repurchase plans. Should operating cash flows in 2005 not materialize as projected, the Company has a number of planned alternatives to ensure that it will have sufficient cash to meet its operating needs. These alternatives include implementation of strict cost controls on discretionary spending and delaying non-critical research and development, capital projects and completion of the stock repurchase plan.

At the end of fiscal 2004, cash available for domestic operations amounted to approximately $4.1 million, and cash held offshore for international operations amounted to approximately $11.4 million. At the end of fiscal 1999, the Company determined that approximately $15 million in undistributed foreign earnings were no longer considered to be invested indefinitely and recorded a provision for deferred taxes of approximately $5.3 million. This represented the estimated tax associated with these undistributed earnings. As of January 1, 2005, approximately $13 million of these earnings had been repatriated to the United States. At present, management believes that the unremitted foreign earnings for which deferred taxes have not been provided will continue to be permanently invested in the growth of business outside the United States; hence, no additional deferred taxes were recorded in fiscal 2004.

Contractual Obligations and Commercial Commitments

An interest rate swap agreement effectively fixes the rate on the Company's five-year term note at 4.15%. The Company leases office and warehouse space and certain equipment under non-cancelable operating leases that expire through 2012. Future minimum lease payments under all non-cancelable leases and other contractual obligations at January1, 2005 were approximately:

(THOUSANDS OF DOLLARS)	TOTAL	LESS THAN 1 YEAR	1 TO 3 YEARS	3 TO 5 YEARS	MORE THAN 5 YEARS
Long-Term Debt	$ 6,863	$ 1,350	$ 5,513	$ -	$ -
Capital Lease Obligations	65	65	-	-	-
Operating Leases	4,553	1,857	2,252	282	162
Purchase Obligations	128	128	-	-	-
Pension Plan Obligations	1,819	1,819	-	-	-
Total	$ 13,428	$ 5,219	$ 7,765	$ 282	$ 162

Off Balance Sheet Arrangements

Not applicable.

New Accounting Pronouncements

For a description of new accounting pronouncements that affect the Company and the status of the Company's implementation thereof, see the "New Accounting Pronouncements" section of Note A to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K. None are expected to have a material impact on the Company's consolidated financial position or results of operations.

Impact of Inflation and Changing Prices

The Company's operations are subject to the effects of general inflation as well as fluctuations in foreign currencies. Policies and programs are in place to manage the potential risks in these areas. The Company has generally been successful in controlling cost increases due to general inflation. The Company continues to review its number of suppliers in order to obtain lower costs and higher quality on many of its materials and purchased components. Steps taken in conjunction with restructuring efforts have reduced operating costs in its manufacturing operations.

The Company normally enters into foreign currency exchange contracts to economically hedge that portion of its net financial position exposed to foreign currency fluctuations.

The Company has adopted accounting practices that tend to reflect current costs in its consolidated statements of income. A portion of total inventories at the end of fiscal years 2004, 2003 and 2002 was accounted for using the last-in, first-out ("LIFO") valuation method. Normally under this method, the cost of goods sold reported in the financial statements approximates current costs, thus reducing distortions in reported income, due to the effect of changing prices.

Critical Accounting Policies

The Company applies certain accounting policies requiring management's estimates in determining reported results, see Note A "Significant Accounting Policies" to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K. The most critical accounting policies, requiring significant management judgement, are as follows:

Revenue recognition requires estimates of product returns, term discounts and rebates at the time revenue is recognized. These estimates are based on historical experience. Should these estimates change, there could be a material effect on revenue recognized.

Inventory is valued at the lower of cost or market value, requiring management to establish inventory reserves based upon estimated selling prices for the Company's product. Should these estimates change, there could be a material effect on inventory reserves.

Allowances for doubtful accounts receivable require management to estimate the collectability of accounts receivable. Should these estimates change, there could be a material effect on allowances for doubtful accounts.

The Company's Cross branded writing instruments are sold with a full warranty of unlimited duration against mechanical failure. In establishing the accrual for warranty costs, management analyzes trends, measured over a period of several years, of several factors that impact the Company's cost to service the warranty. The most significant factors include: the operating costs of the service department, writing instrument unit sales, the number of units that are returned for warranty repair and the cost of product repairs. The estimates affecting the warranty reserve are updated annually. In 2002, there was a significant adjustment that lowered the reserve by approximately $2.2 million.

The Company's pension benefits are calculated using actuarial concepts, within the framework of Statement of Financial Accounting Standard ("SFAS") No. 87 "Employer's Accounting for Pensions." Two critical assumptions, the discount rate and the expected return on plan assets, are important elements of expense and liability measurement.

We evaluate these critical assumptions annually. Other assumptions involve demographic factors such as retirement, mortality, turnover and rate of compensation increases. The discount rate enables us to state expected future cash flow as a present value on the measurement date. The guideline for setting this rate is a high-quality long-term corporate bond rate. A lower discount rate increases the present value of benefit obligations and increases pension expense. We reduced our discount rate to 5.85 % in 2004 from 6.25% in 2003 to reflect market interest rate conditions. To determine the expected long-term rate of return on the plan assets, we consider the current and expected asset allocation, as well as historical and expected returns on each plan asset class. A lower expected rate of return on pension plan assets will increase pension expense. Our long-term expected return on plan assets was 8.25% and 8.5% in 2004 and 2003, respectively.

The Company tests goodwill for impairment at least annually. The Company completed its impairment testing as of November 29, 2004 and determined that goodwill was not impaired. Management's estimates of fair values, projections of future cash flows and other factors are significant factors in testing goodwill for impairment. If these estimates or projections change in the future, the Company may be required to record an impairment charge.

Management believes that the degree to which actual results differ from these estimates could have a material effect on the Company's consolidated financial position or results of operations.

For additional information regarding management's estimates, see the "Risks and Uncertainties; Forward-Looking Statements" section of "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Annual Report on Form 10-K.

Risks and Uncertainties; Forward-Looking Statements

Statements contained herein that are not historical fact are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In addition, words such as "believes," "anticipates," "expects," "will" and similar expressions are intended to identify forward-looking statements, including but not limited to statements related to the availability of necessary raw materials and manufacturing technologies; the anticipated benefit of a direct sales force in the United States; the expected performance in national accounts in the United States in 2005; the expected success of the re-invigorated business accessory line; the continued performance of Costa Del Mar; the anticipated better performance of the Company's special market business; innovation of the Company's new products and programs; extensions of the Cross brand beyond writing instruments; benefits of a streamlined operation; diversification of the business beyond writing instruments; anticipated compliance with laws and regulations (including but not limited to environmental laws); anticipated availability of the unsecured line of credit; anticipated sufficiency of available working capital; and the expectation that unremitted foreign earnings for which taxes have not been provided will continue to be permanently invested. The Company cautions that a number of important factors could cause the Company's actual results for fiscal 2005 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company. Forward-looking statements involve a number of risks and uncertainties.

The following section describes certain of the more prominent risks and uncertainties inherent in the Company's operations. However, this section does not intend to discuss all possible risks and uncertainties to which the Company is subjected, nor can it be assumed necessarily that there are no other risks and uncertainties that may be more significant to the Company. The Company undertakes no obligation to correct or update any forward-looking statements or statements of risk related thereto for any reason.

New Products: The Company's ability to restore growth in sales depends largely on consumer acceptance of various new products recently introduced and planned for introduction. The markets in which the Company sells are highly competitive, and there is no assurance that consumer acceptance will be realized to the degree necessary to generate growth in the Company's sales and earnings.

Dependence on Certain Suppliers: To maintain the highest level of product quality, the Company relies on a limited number of domestic and foreign suppliers for certain raw materials, manufacturing technologies and certain finished products. The Company may be adversely affected in the event that these suppliers cease operations or if pricing terms become less favorable. The Company believes, but cannot be assured, that the raw materials currently supplied by these vendors could be obtained from other sources and that the manufacturing technologies could either be developed internally or that suitably similar technologies could be located. The Company's manufacturing initiative will single source a significant number of finished products overseas. Should that supplier experience a disruption or cessation of operations, or if prices become less favorable, there could be a material adverse effect on the Company.

Sensitivity to Economic Conditions: Sales of the Company's products may be adversely affected by economic conditions in its domestic and international markets.

Dependence on Certain Accounts: The Company is dependent on three large office supply accounts, Staples, Inc., OfficeMax, Inc. and Office Depot, Inc., for approximately 13% of its consolidated revenues. The loss of one or more of these customers could have a material adverse effect on the Company. Further, there is no assurance that these accounts will not continue to reduce their inventory levels.

Extension of the Cross Brand Beyond Writing Instruments: Because of the maturity of the fine writing instrument industry, the Company's ability to achieve growth is dependent, in part, on its ability to extend the Cross brand beyond writing instruments. There is no assurance that consumers will accept the Cross brand outside of writing instruments, particularly business accessories and watches, at the level necessary to generate sustainable growth for the Company with these products, or that consumers will accept the design and price of these products.

Streamlining Operations: The Company expects to generate cash from its streamlining of operations, some of which will be invested in its sales and marketing programs and other initiatives to generate growth. A significant portion of these savings has yet to be generated and is contingent on the Company's ability to effectively transition a segment of its manufacturing overseas and on the Company's ability to keep costs in other areas of the Company at acceptable levels.

Diversification of Business: In order to generate growth outside of writing instruments, one of the Company's strategic initiatives is to diversify outside of its core Cross branded product. Costa Del Mar was its first foray into this area of diversification. There can be no assurance that this newly acquired company will continue to grow at its current levels or that the Company will continue to find suitable targets for acquisitions.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to changes in interest rates and foreign currency exchange, primarily in its investments, line of credit and foreign currency transactions.

The Company's short-term investment portfolio consists primarily of high-grade investments, with the majority maturing in less than five years. A hypothetical 10% adverse change in current average interest rates for these investments would not have a material impact on the Company's pre-tax earnings.

The Company maintains a $25 million unsecured line of credit with a bank. Any amounts borrowed under this agreement are payable on demand. Under this agreement, the Company has the option to borrow at either the bank's prime lending rate or at one percent per annum in excess of LIBOR. The Company believes that changes in interest rates would not be material to its operations, due to its level of borrowings.

There was $3 million and $3.2 million outstanding under the Company's line of credit at January 1, 2005 and January 3, 2004, respectively.

The Company entered into an interest rate swap agreement that effectively fixes the interest rate on its long-term debt at 4.15% per annum.

The Company's foreign exchange exposure is generated primarily from its international operating subsidiaries. The Company seeks to minimize the impact of foreign currency fluctuations by hedging certain foreign currency denominated balance sheet positions with foreign currency forward exchange contracts and/or options. Most of these contracts are short-term, generally expire in one to three months and do not subject the Company to material market risk. The Company does not enter into foreign currency exchange transactions for speculative purposes.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
A.T. Cross Company
Lincoln, Rhode Island

We have audited the accompanying consolidated balance sheets of A.T. Cross Company and subsidiaries (the "Company") as of January 1, 2005 and January 3, 2004, and the related statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended January 1, 2005. Our audits also included the financial statement schedule listed at Item 15C. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 1, 2005 and January 3, 2004, and the results of its operations and its cash flows for each of the three years in the period ended January 1, 2005, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Deloitte & Touche LLP

Boston, Massachusetts
March 10, 2005

CONSOLIDATED BALANCE SHEETS
A.T. CROSS COMPANY & SUBSIDIARIES

	JANUARY 1, 2005	JANUARY 3, 2004
ASSETS		
Current Assets		
Cash and cash equivalents	$ 10,433,809	$ 8,295,135
Short-term investments	5,067,993	7,926,477
Accounts receivable, less allowances for doubtful accounts of $1,179,000 in 2004 and $1,234,000 in 2003	29,986,283	32,142,519
Inventories		
Finished goods	7,838,912	8,647,147
Work in process	4,141,240	4,181,866
Raw materials	3,527,457	3,235,340
	15,507,609	16,064,353
Deferred income taxes	5,420,780	4,470,623
Other current assets	6,631,795	7,812,698
Total Current Assets	73,048,269	76,711,805
Property, Plant and Equipment		
Land and land improvements	1,201,732	1,201,732
Buildings	16,635,130	16,166,663
Machinery and equipment	111,102,105	107,936,326
	128,938,967	125,304,721
Less allowances for depreciation	105,199,435	99,379,655
Net Property, Plant and Equipment	23,739,532	25,925,066
Goodwill	7,288,014	7,408,014
Intangibles, Net	4,935,570	4,974,626
Deferred Income Taxes	3,823,049	2,702,367
Other Assets	516,407	424,215
Total Assets	$ 113,350,841	$ 118,146,093
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Line of credit	$ 3,000,000	$ 3,155,000
Current maturities of long-term debt	1,350,000	1,350,000
Accounts payable	5,081,783	7,048,178
Accrued compensation and related taxes	4,171,714	2,782,514
Accrued expenses and other liabilities	12,305,213	13,810,298
Retirement plan obligations	10,019,740	6,791,278
Restructuring liabilities	288,853	995,384
Income taxes payable	16,301	-
Total Current Liabilities	36,233,604	35,932,652
Long-Term Debt, Less Current Maturities	5,512,500	6,862,500
Accrued Warranty Costs	1,602,844	1,936,235
Commitments and Contingencies (Note M)	-	-
Shareholders' Equity		
Common stock, par value $1 per share:		
Class A-authorized 40,000,000 shares, 16,347,082 shares issued and 13,174,034 shares outstanding at January 1, 2005, and 16,077,177 shares issued and 13,216,629 shares outstanding at January 3, 2004	16,347,082	16,077,177
Class B-authorized 4,000,000 shares, 1,804,800 shares issued and outstanding at January 1, 2005 and January 3, 2004	1,804,800	1,804,800
Additional paid-in capital	17,142,209	15,974,580
Unearned stock-based compensation	(791,774)	(154,583)
Retained earnings	62,691,947	63,547,054
Accumulated other comprehensive loss	(2,039,060)	(328,194)
	95,155,204	96,920,834
Treasury stock, at cost, 3,173,048 shares in 2004 and 2,860,548 shares in 2003	(25,153,311)	(23,506,128)
Total Shareholders' Equity	70,001,893	73,414,706
Total Liabilities and Shareholders' Equity	$ 113,350,841	$ 118,146,093

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
A.T. CROSS COMPANY & SUBSIDIARIES

	YEARS ENDED		
	JANUARY 1, 2005	JANUARY 3, 2004	DECEMBER 28, 2002
Net sales	$ 129,480,298	$ 126,365,475	$ 118,226,393
Cost of goods sold	66,114,751	61,423,627	57,543,998
Gross Profit	63,365,547	64,941,848	60,682,395
Selling, general and administrative expenses	57,368,038	56,014,123	52,053,535
Service and distribution costs	3,542,760	3,249,457	664,474
Research and development expenses	1,780,326	1,942,783	2,190,234
Restructuring charges	2,323,673	2,440,754	-
Gain on disposition of asset held for sale	-	(988,569)	-
Environmental remediation	-	-	(178,799)
Operating (Loss) Income	(1,649,250)	2,283,300	5,952,951
Interest and other income (expense), net	95,683	(65,752)	733,631
(Loss) Income from Operations, Before Income Taxes	(1,553,567)	2,217,548	6,686,582
Income tax (benefit) provision	(698,460)	440,530	1,771,430
Net (Loss) Income	$ (855,107)	$ 1,777,018	$ 4,915,152
Basic and Diluted Net (Loss) Income Per Share:			
Net (Loss) Income Per Share	$ (0.06)	$ 0.12	$ 0.31
Weighted Average Shares Outstanding:			
Denominator for Basic Net (Loss) Income Per Share	14,925,848	15,080,115	15,895,312
Effect of Dilutive Securities:			
Common stock equivalents	-(A)	137,805	218,020
Denominator for Diluted Net (Loss) Income Per Share	14,925,848	15,217,920	16,113,332

(A) 106,254 incremental shares related to options or restricted stocks granted are not included due to the net loss since the effects of such shares would be anti-dilutive.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
A.T. CROSS COMPANY & SUBSIDIARIES

	YEARS ENDED		
	JANUARY 1, 2005	JANUARY 3, 2004	DECEMBER 28, 2002
Net (Loss) Income	$ (855,107)	$ 1,777,018	$ 4,915,152
Other Comprehensive (Loss) Income, Net of Tax:			
Foreign currency translation adjustments	308,312	799,110	637,178
Unrealized gain (loss) on interest rate swap, net of tax provision (benefit) of $38,038 and ($32,503)	70,642	(60,362)	-
Minimum pension liability adjustment, net of tax (benefit) provision of ($979,391), ($2,263) and $5,227	(2,089,820)	(9,050)	14,878
Comprehensive (Loss) Income	$ (2,565,973)	$ 2,506,716	$ 5,567,208

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
A.T. CROSS COMPANY & SUBSIDIARIES

	COMMON STOCK SHARES & DOLLAR AMOUNT AT $1 PAR VALUE CLASS A	CLASS B	ADDITIONAL PAID-IN CAPITAL	UNEARNED STOCK-BASED COMPENSATION	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TREASURY STOCK SHARES	TREASURY STOCK AMOUNT	TOTAL SHAREHOLDERS' EQUITY
Balances at December 29, 2001	$15,967,549	$1,804,800	$15,481,165	$(67,578)	$56,854,884	$(1,709,948)	1,309,681	$(13,755,513)	$74,575,359
Purchase of treasury stock							1,056,367	(7,139,828)	(7,139,828)
Stock option activity	37,035		163,839						200,874
Stock purchase plan	4,625		25,395						30,020
Non-cash compensation			17,811						17,811
Amortization of unearned stock-based compensation				49,365					49,365
Foreign currency translation adjustments						637,178			637,178
Minimum pension liability adjustment						14,878			14,878
Net income					4,915,152				4,915,152
Balances at December 28, 2002	16,009,209	1,804,800	15,688,210	(18,213)	61,770,036	(1,057,892)	2,366,048	(20,895,341)	73,300,809
Purchase of treasury stock							494,500	(2,610,787)	(2,610,787)
Grant of restricted stock for future services	50,000		212,500	(262,500)					-
Stock option activity	12,600		51,581						64,181
Stock purchase plan	5,368		22,289						27,657
Amortization of unearned stock-based compensation				126,130					126,130
Foreign currency translation adjustments						799,110			799,110
Unrealized loss on interest rate swap						(60,362)			(60,362)
Minimum pension liability adjustment						(9,050)			(9,050)
Net income					1,777,018				1,777,018
Balances at January 3, 2004	16,077,177	1,804,800	15,974,580	(154,583)	63,547,054	(328,194)	2,860,548	(23,506,128)	73,414,706
Purchase of treasury stock							312,500	(1,647,183)	(1,647,183)
Grant of restricted stock for future services	152,900		669,476	(822,376)					-
Stock option activity	99,810		412,424						512,234
Stock purchase plan	2,238		11,494						13,732
Non-cash stock-based compensation	14,957		74,235						89,192
Amortization of unearned stock-based compensation				185,185					185,185
Foreign currency translation adjustments						308,312			308,312
Unrealized gain on interest rate swap						70,642			70,642
Minimum pension liability adjustment						(2,089,820)			(2,089,820)
Net loss					(855,107)				(855,107)
Balances at January 1, 2005	**$16,347,082**	**$1,804,800**	**$17,142,209**	**$(791,774)**	**$62,691,947**	**$(2,039,060)**	**3,173,048**	**$(25,153,311)**	**$70,001,893**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
A.T. CROSS COMPANY & SUBSIDIARIES

	YEARS ENDED		
CASH PROVIDED BY (USED IN):	**JANUARY 1, 2005**	JANUARY 3, 2004	DECEMBER 28, 2002
Operating Activities:			
Net (Loss) income from operations	**$ (855,107)**	$ 1,777,018	$ 4,915,152
Adjustments to reconcile net (loss) income from operations to net cash provided by operating activities:			
Depreciation and amortization	**7,472,392**	7,603,678	7,952,568
Restructuring charges	**2,323,673**	2,440,754	-
Gain on disposition of asset held for sale	**-**	(988,569)	-
Loss on impairment of marketable equity securities	**-**	-	34,919
Provision for (reduction of) bad debts	**252,483**	636,079	(149,749)
Deferred income taxes	**(1,050,443)**	246,424	918,263
Provision for (reduction of) accrued warranty costs	**175,420**	119,807	(1,759,562)
Non-cash stock-based compensation	**89,192**	-	17,811
Unrealized losses (gains) on trading securities	**19,246**	105,404	(149,275)
Amortization of unearned stock-based compensation	**185,185**	126,130	49,365
Changes in operating assets and liabilities:			
Accounts receivable	**2,800,725**	(2,095,283)	3,001,953
Inventories	**735,064**	(102,704)	915,301
Other assets, net	**768,440**	(2,126,619)	(2,718,184)
Accounts payable	**(2,035,317)**	861,918	55,182
Other liabilities, net	**(1,123,946)**	(3,180,873)	(4,918,052)
Warranty costs paid	**(460,697)**	(298,772)	(404,687)
Restructuring charges paid	**(3,019,743)**	(3,033,542)	(1,018,910)
Foreign currency transaction (gain) loss	**(78,411)**	(8,996)	430,323
Net Cash Provided by Operating Activities	**6,198,156**	2,081,854	7,172,418
Investing Activities:			
Acquisition of Costa Del Mar, net of cash acquired	**-**	(9,569,907)	-
Additions to property, plant and equipment	**(4,527,994)**	(4,110,164)	(5,337,396)
Purchases of short-term investments	**(3,053,815)**	(10,076,464)	(11,982,702)
Sales or maturities of short-term investments	**5,893,053**	10,871,566	12,151,238
Proceeds from disposition of asset held for sale	**-**	1,563,692	-
Net Cash Used in Investing Activities	**(1,688,756)**	(11,321,277)	(5,168,860)
Financing Activities:			
Proceeds from issuance of long-term debt	**-**	9,000,000	-
Repayment of long-term debt	**(1,350,000)**	(787,500)	-
Line of credit proceeds and repayments, net	**(155,000)**	2,155,000	1,000,000
Proceeds from sale of Class A common stock	**525,966**	91,838	230,894
Purchase of treasury stock	**(1,647,183)**	(2,610,787)	(7,139,828)
Net Cash (Used in) Provided by Financing Activities	**(2,626,217)**	7,848,551	(5,908,934)
Effect of exchange rate changes on cash and cash equivalents	**255,491**	541,141	399,586
Increase (Decrease) in Cash and Cash Equivalents	**2,138,674**	(849,731)	(3,505,790)
Cash and cash equivalents at beginning of year	**8,295,135**	9,144,866	12,650,656
Cash and Cash Equivalents at End of Year	**$ 10,433,809**	$ 8,295,135	$ 9,144,866
SUPPLEMENTAL INFORMATION:			
Non-cash financing activities:			
Conversion of a portion of outstanding line of credit to term note	**$ -**	$ 9,000,000	$ -
Income taxes paid (refunded), net	**880,000**	(20,000)	1,460,000
Interest paid	**407,000**	290,000	31,000

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
A.T. CROSS COMPANY & SUBSIDIARIES
JANUARY 1, 2005

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of A.T. Cross Company and its subsidiaries (the "Company"). Upon consolidation, all material intercompany accounts and transactions are eliminated.

Accounting for Estimates: The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles"), requires the Company to make assumptions that affect the estimates reported in these consolidated financial statements. Actual results may differ from these estimates.

Revenue Recognition: Revenue from sales is recognized when the following criteria are met: persuasive evidence of an arrangement exists, title to the goods has passed to the customer, the sales price is fixed or determinable, and collection of the sales price is reasonably assured. Provisions are made at the time the related revenue is recognized for estimated product returns, term discounts and rebates.

Industry Segments and Nature of Operations: The Company has two reportable business segments: writing instruments and accessories, and optical. This was the result of the April 2003 acquisition of Costa Del Mar Sunglasses, Inc. In 2002, the Company had one reportable business segment: writing instruments and accessories.

The Company's WI&A segment designs, manufactures and markets writing instruments, business accessories and watches throughout the world and is an OEM of writing instruments and of digital pens that are used with Tablet PCs. Writing instrument products are sold under the Cross brand as well as the Penatia and Omni by Cross brands and under the licensed name Bill Blass. They include ball-point pens, fountain pens, selectip rolling ball pens, mechanical pencils and writing instrument accessories such as refills and desk sets.

The Company's optical segment designs, manufactures and markets sunglasses throughout the United States under the Costa Del Mar brand.

The accounting policies of the Company's segment(s) are described in this summary of significant accounting policies. The Company evaluates segment performance based upon the profit or loss from operations before income taxes. The Company's reportable segments are strategic business units that offer different product lines. They are managed separately, as each unit requires different technologies and marketing strategies.

Cash Equivalents and Short-Term Investments: The Company considers all highly liquid investments with a remaining maturity of three months or less when purchased to be cash equivalents. Short-term investments are stated at fair value and consist of interest-bearing investments with a remaining maturity of greater than three months when purchased. At January 1, 2005 and January 3, 2004, short-term investments include time deposits, commercial paper and United States Government Agency bonds ("trading securities"), which are accounted for in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Gains or losses on trading securities, realized and unrealized, are included in interest and other income (expense) in the WI&A segment. Cash equivalents and short-term investments are placed only with high-credit quality financial institutions. At January 1, 2005 and January 3, 2004, approximately 24% and 18%, respectively, of the Company's cash, cash equivalents and short-term investments were on deposit with one financial institution.

Marketable Equity Securities: The Company carries its investments in marketable equity securities that are available-for-sale at fair value and includes them in other current assets. Unrealized holding gains and losses, net of the related tax effect, on such securities are included in accumulated other comprehensive (loss) income, which is reflected in shareholders' equity.

Inventories: Domestic writing instrument inventories are priced at the lower of last-in, first-out ("LIFO") cost or market. The remaining inventories are priced at the lower of first-in, first-out ("FIFO") cost or market. The Company believes the LIFO method of inventory valuation ordinarily results in a more appropriate matching of its revenues to their related costs, since current costs are included in cost of goods sold, and distortions in reported income, due to the effect of changing prices, are reduced.

Property, Plant and Equipment, and Related Depreciation: Property, plant and equipment are stated on the basis of cost. Provisions for depreciation are computed using a combination of accelerated and straight-line methods, which are intended to depreciate the cost of such assets over their estimated useful lives, which are as follows:

Buildings and Building Additions	39 Years
Building & Land Improvements, and Furniture & Fixtures	8 to 10 Years
Machinery & Equipment	5 to 8 Years
Leasehold Improvements	4 to 7 Years
Vehicles, Tooling and Desktop PCs	3 to 4 Years

Derivatives: The Company has a program in place to manage foreign currency risk. As part of that program, the Company can enter into foreign currency exchange contracts to hedge anticipated foreign currency transactions or commitments, primarily purchases of materials and products from foreign suppliers, and certain foreign currency denominated balance sheet positions. The terms of the contracts are generally less than three months. Gains and losses on other contracts that do not qualify for hedge accounting are included in SG&A expenses. The Company does not enter into foreign currency exchange transactions for speculative purposes.

The Company also uses an interest rate swap to manage its exposure to changing interest rates that result from variable rate debt. This swap effectively fixes the interest rate on the Company's five-year term note at 4.15%.

Realized and unrealized gains and losses on contracts intended to hedge specific foreign currency transactions or commitments, if any, that qualify for hedge accounting are deferred and recorded as a component of accumulated other comprehensive income (loss) and accounted for as part of the transaction. Contracts are recorded at fair value on the balance sheet as a component of other current assets or accrued expenses and other liabilities.

Marketing Support Costs: The costs of marketing support, including advertising, are charged to expense as incurred and amounted to approximately $12.5 million, $13.2 million and $12.7 million for fiscal 2004, 2003 and 2002, respectively. Accrued marketing support expenses were approximately $1.9 million and $2.6 million at January 1, 2005 and January 3, 2004, respectively, and are included in accrued expenses and other liabilities.

Warranty Costs: The Company's Cross branded writing instruments are sold with a full warranty of unlimited duration against mechanical failure. Accessories are sold with a one-year warranty against mechanical failure and defects in workmanship, and timepieces are warranted to the original owner to be free from defects in material and workmanship for a period of ten years. Costa Del Mar sunglasses are sold with a lifetime warranty against defects in materials or workmanship. Estimated warranty costs are accrued at the time of sale. The most significant factors in the estimation of warranty cost liabilities include the operating efficiency and related cost of the service department, writing instrument unit sales and the number of units that are eventually returned for warranty repair. Accrued warranty costs were reduced in fiscal 2002 by approximately $2.2 million. This reduction was primarily due to changes in estimate, to reflect significantly lower cost trends, measured over a period of years. The change in estimate was recorded as a reduction of service and distribution costs. Similar smaller adjustments were also made in fiscal 2003 and 2004. The current portions of accrued warranty costs were $535,000 and $488,000 at January 1, 2005 and January 3, 2004, respectively, and were recorded in accrued expenses and other liabilities. The long-term portion of accrued warranty costs was approximately $1.6 million and $1.9 million at January 1, 2005 and January 3, 2004, respectively. The following chart reflects the activity in aggregate accrued warranty costs:

	YEARS ENDED		
(THOUSANDS OF DOLLARS)	**JANUARY 1, 2005**	JANUARY 3, 2004	DECEMBER 28, 2002
Accrued Warranty Costs - Beginning of Year	**$ 2,424**	$ 2,523	$ 4,686
Warranty costs paid	**(461)**	(299)	(404)
Warranty costs accrued	**554**	471	669
Impact of changes in estimates and assumptions	**(379)**	(351)	(2,428)
Warranty liabilities assumed	**-**	80	-
Accrued Warranty Costs - End of Year	**$ 2,138**	$ 2,424	$ 2,523

Stock-Based Compensation: The Company applies the intrinsic-value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for employee stock-based compensation and provides pro forma disclosures of the compensation expense determined under the fair value provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS No. 148. The Company's stock plans are described in Note J, "Omnibus Incentive Plan." No employee stock-based compensation cost is reflected in net (loss) income related to options granted under those plans for which the exercise or purchase price was equal to the market value of the underlying common stock on the date of grant. Deferred compensation is recorded on the date of grant if the exercise or purchase price of the stock award is less than the market value of the underlying common stock on the date of grant. Deferred compensation is expensed on a straight-line basis over the vesting period of the stock award. The following table reflects pro forma net (loss) income and net (loss) income per share had the Company elected to record expense for employee stock options under SFAS No. 123.

	YEARS ENDED		
(THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)	**JANUARY 1, 2005**	JANUARY 3, 2004	DECEMBER 28, 2002
Net (loss) income, as reported	**$ (855)**	$ 1,777	$ 4,915
Deduct: Total stock-based employee compensation expense as determined under the fair value based method for all awards, net of related tax effects	**(287)**	(886)	(974)
Pro Forma Net (Loss) Income	**$ (1,142)**	$ 891	$ 3,941
Net (Loss) Income Per Share:			
Basic and diluted - as reported	**$(0.06)**	$ 0.12	$ 0.31
Basic and diluted - pro forma	**$(0.08)**	$ 0.06	$ 0.25

Basic and Diluted Net (Loss) Income Per Share: Basic net (loss) income per share is computed by dividing net (loss) income by the weighted average number of total shares of Class A and Class B common stock outstanding during the year. Diluted net (loss) income per share is computed by dividing net (loss) income by diluted weighted average shares outstanding. Diluted weighted average shares reflect the dilutive effect, if any, of potential common shares. To the extent that their effect is dilutive, potential common shares include common stock options and restricted stock based on the treasury method.

Long-Lived Assets: In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less the cost to sell.

Goodwill and Other Intangible Assets: Effective January 1, 2002, the Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets." Accordingly, goodwill is accounted for using an impairment-only approach. Goodwill is tested for impairment annually or when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Patents and trademarks are amortized on a straight-line basis over five years and are evaluated for impairment using the methodology described in SFAS No. 142. The required transitional impairment test was completed in the first quarter of 2002 and the required annual impairment tests for all segments were performed on November 25, 2002, December 1, 2003 and November 29, 2004. The Company concluded for all periods that goodwill was not impaired.

Reclassifications: Certain prior year amounts have been reclassified in order to conform to the current year presentation.

New Accounting Pronouncements: In November 2004, the FASB issued Statement No. 151. "Inventory Costs," an amendment of APB Opinion No. 43, Chapter 4. This Statement clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. Statement No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe the adoption of Statement No. 151 will have a material effect on its consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment" ("SFAS No. 123R"). This Statement is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires entities to recognize stock compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards (with limited exceptions). SFAS No. 123R is effective for the first interim or annual reporting period that begins after June 15, 2005. The Company is presently evaluating the two methods of adoption allowed by SFAS No. 123R; the modified-prospective transition method and the modified-retrospective transition method.

NOTE B - INVENTORIES

Domestic writing instrument inventories, approximating $7.8 million and $8.5 million at January 1, 2005 and January 3, 2004, respectively, are priced at the lower of LIFO cost or market. The remaining inventories are priced at the lower of FIFO cost or market. If the FIFO method of inventory valuation had been used for those inventories priced using the LIFO method, inventories would have been approximately $8.8 million and $8.7 million higher than reported at January 1, 2005 and January 3, 2004, respectively. During fiscal 2004, inventory quantities were reduced resulting in a liquidation of LIFO inventory quantities carried at higher costs prevailing in prior years as compared with the cost of current purchases. The effect of this liquidation did not have a material impact on the net loss.

NOTE C - GOODWILL AND OTHER INTANGIBLE ASSETS

At January 1, 2005 and January 3, 2004, the carrying values of goodwill were approximately $7.3 million and $7.4 million, respectively. Costa Del Mar goodwill was reduced by $120,000 in 2004 due to an adjustment of the original purchase price as certain liabilities were restated. Other intangibles consisted of the following:

(THOUSANDS OF DOLLARS)	**JANUARY 1, 2005**			JANUARY 3, 2004		
	GROSS CARRYING AMOUNT	**ACCUMULATED AMORTIZATION**	**OTHER INTANGIBLES NET**	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	OTHER INTANGIBLES NET
Amortized:						
Trademarks	**$ 7,727**	**$ 6,706**	**$ 1,021**	$ 7,313	$ 6,263	$ 1,050
Patents	**2,615**	**2,100**	**515**	2,389	1,864	525
	$ 10,342	**$ 8,806**	**1,536**	$ 9,702	$ 8,127	1,575
Not Amortized:						
Trade name			**3,400**			3,400
Total Other Intangibles, Net			**$ 4,936**			$ 4,975

The Company amortizes patents and trademarks over an average five-year life. Amortization expense was approximately $679,000, $594,000 and $537,000 for fiscal years 2004, 2003 and 2002, respectively. The estimated future amortization expense for other intangibles remaining as of January 1, 2005 is as follows:

(THOUSANDS OF DOLLARS)	2005	2006	2007	2008
	$ 620	$ 516	$ 272	$ 128

NOTE D - RESTRUCTURING CHARGES

In July 2003, the Company announced a corporate restructuring program of its writing instrument and accessory segment designed to increase its competitiveness in the global marketplace by significantly reducing operating costs and freeing additional capital for product development and diversification as well as marketing and brand development. Management intends to phase in the reorganization over several years. As part of this program, a number of the writing instrument manufacturing departments will be moved offshore. Each succeeding step of the process will be fully dependent on the newly sourced product achieving the high quality standards expected of every Cross product. Approximately 80 manufacturing positions in Lincoln, Rhode Island were affected in 2003 as part of the initial phase of this plan. In addition, approximately 80 global non-manufacturing positions were eliminated by 2004 as part of the program to consolidate and reduce administrative expenses. The Company expects to incur pre-tax restructuring charges of approximately $6.5 million that will be incurred over the life of the program, assuming full implementation. Of this $6.5 million, approximately $5.0 million will be for severance and related expenses and approximately $1.5 million for professional fees and other, primarily legal and tax advisory fees and outplacement service charges. The following is a tabular presentation of the restructuring liabilities related to this plan:

(THOUSANDS OF DOLLARS)	SEVERANCE & RELATED EXPENSES	PROFESSIONAL FEES & OTHER	TOTAL
Balances at December 28, 2002	$ -	$ -	$ -
Restructuring charges incurred	1,997	444	2,441
Cash payments	(1,221)	(339)	(1,560)
Foreign exchange effects	32	-	32
Balances at January 3, 2004	808	105	913
Restructuring charges incurred	1,726	639	2,365
Cash payments	(2,258)	(722)	(2,980)
Foreign exchange effects	(9)	-	(9)
Balances at January 1, 2005	**$ 267**	**$ 22**	**$ 289**

In 2000, the Company's Board of Directors approved a plan to restructure the Company's domestic and international writing instrument operations. As a result, the Company recorded pre-tax restructuring expenses of approximately $19.9 million in fiscal 2000 in the WI&A segment. As part of this restructuring plan, the Company consolidated all writing instrument manufacturing and distribution at its headquarters in Lincoln, Rhode Island, closed its Irish facility and reorganized its European operations. There was no change to the total estimated cost in 2002 and 2003. In fiscal 2004, the final obligation of this restructuring plan was paid. The total cash portion of this restructuring plan was approximately $15.5 million.

The following is a tabular presentation of the restructuring liabilities:

(THOUSANDS OF DOLLARS)	SEVERANCE & RELATED EXPENSES	PROFESSIONAL FEES & OTHER	CONTRACTUAL OBLIGATIONS	TOTAL
Balances at December 29, 2001	$ 947	$ 117	$ 1,109	$ 2,173
Restructuring charges and foreign exchange effects	17	9	200	226
Cash payments	(893)	(126)	-	(1,019)
Balances at December 28, 2002	71	-	1,309	1,380
Foreign exchange effects	14	-	162	176
Cash payments	(3)	-	(1,471)	(1,474)
Balances at January 3, 2004	$ 82	$ -	$ -	$ 82
Change in estimate	(41)	-	-	(41)
Foreign exchange effects	(1)	-	-	(1)
Cash payments	(40)	-	-	(40)
Balances at January 1, 2005	$ -	$ -	$ -	$ -

NOTE E - LINE OF CREDIT

At January 1, 2005, the Company maintained a $25 million unsecured line of credit with a bank. This agreement requires the Company to meet certain covenants. The most restrictive covenant is that over the three fiscal years from 2003 through 2005 the Company cannot incur extraordinary charges, as defined by the bank, such as restructuring charges, in excess of approximately $6.5 million. There is also a restriction on the Company's ability to grant a security interest in its assets. Any amounts borrowed under this agreement are payable on demand. Under this agreement, the Company has the option to borrow either at the bank's prime lending rate or at one percent per annum in excess of LIBOR. LIBOR was 2.47% at January 1, 2005. This agreement is cancelable at any time by the Company or the bank. The outstanding balance of the line of credit at January 1, 2005 was $3 million. The unused and available portion of the Company's $25 million unsecured line of credit was $22 million at January 1, 2005.

NOTE F - LONG-TERM OBLIGATION

To finance the acquisition of Costa Del Mar in the second quarter of 2003, the Company borrowed $9 million under a five-year term note incurring interest at a rate of LIBOR plus 75 basis points. LIBOR was 2.47% at January 1, 2005. The note is payable in monthly installments of $112,500. On January 1, 2005, approximately $6.9 million of the $9 million debt was outstanding of which $5.5 million was classified as long-term debt, less current maturities, and the remaining $1.4 million was classified as current maturities of long-term debt. Scheduled maturities of this long-term debt obligation are as follows:

(THOUSANDS OF DOLLARS)	2005	2006	2007	2008
	$ 1,350	$ 1,350	$ 1,350	$ 2,813

NOTE G - FINANCIAL INSTRUMENTS

The following table details the United States dollar equivalent of foreign exchange contracts outstanding at January 1, 2005 and January 3, 2004, along with maturity dates and any unrealized gain (loss). The net unrealized gain (loss) is recorded in SG&A in the consolidated statements of operations, since the Company did not apply hedge accounting to these contracts.

(THOUSANDS OF DOLLARS)		CONTRACT AMOUNT U.S.$ EQUIVALENT	MATURITY DATE	UNREALIZED GROSS GAIN (LOSS)
January 1, 2005				
Euro		**$ 13,618**	**2005**	**$ 51**
	Total	**$ 13,618**		**$ 51**
January 3, 2004				
Euro		$ 13,847	2004	$ (7)
	Total	$ 13,847		$ (7)

Foreign currency exchange gains (losses) that are included in SG&A expenses approximated $29,000, $(307,000) and $(590,000) in fiscal 2004, 2003 and 2002, respectively.

In 2003, the Company entered into an interest rate swap agreement with an initial notional amount of $9 million and a term of five years. This swap effectively fixes the interest rate on the Company's five-year term note at 4.15%. The terms of the swap and the term note being hedged match, and the Company qualifies for the "shortcut" treatment under SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and the related amendments and interpretations. Amounts paid or received under this swap agreement are recorded as adjustments to interest expense. This swap has been designated as a cash flow hedge and the effect of the mark-to-market valuation that relates to the effective amount of the derivative financial instrument is recorded as an adjustment, net of tax, to accumulated other comprehensive loss. From inception to January 1, 2005, the effect of the mark-to-market valuation, net of tax, was an unrealized gain of approximately $10,000.

The fair value of forward foreign exchange contracts, based on quoted spot exchange rates, are reported in other current assets or accrued expenses and other liabilities. The fair value of cash, cash equivalents and short-term investments approximates the recorded amounts, due to the short period of time to maturity. The carrying amount of the line of credit, current maturities of long-term debt and long-term debt, less current maturities, approximates fair value as a result of the variable interest rate. The fair value of the swap agreement, based upon quoted market prices, was $16,000 and $(93,000) at January 1, 2005 and January 3, 2004, respectively, and was reported in accrued expenses and other liabilities.

NOTE H - OTHER COMPREHENSIVE INCOME (LOSS) ITEMS

(THOUSANDS OF DOLLARS)	FOREIGN CURRENCY ITEMS	UNREALIZED GAIN (LOSS) ON INTEREST RATE SWAP	MINIMUM PENSION LIABILITY ADJUSTMENT	ACCUMULATED OTHER COMPREHENSIVE LOSS
Balances at January 3, 2004	$ (256)	$ (60)	$ (12)	$ (328)
Current period change	309	70	(2,090)	(1,711)
Balances at January 1, 2005	**$ 53**	**$ 10**	**$ (2,102)**	**$ (2,039)**

NOTE I - EMPLOYEE BENEFIT PLANS

The Company has a non-contributory defined benefit pension plan and a defined contribution retirement plan (consisting of a savings plan and a non-contributory profit sharing plan), which cover substantially all domestic employees. The Company's matching contributions to the savings plan are made all in cash and were approximately $395,000, $557,000 and $607,000 in fiscal 2004, 2003 and 2002, respectively. There were no profit sharing plan contributions during this three-year period. The Company maintains an unfunded excess defined benefit plan for certain key executives as well as a deferred compensation plan that is offered to certain key executives and non-employee directors. Employees of foreign subsidiaries generally receive retirement benefits from Company sponsored defined benefit or defined contribution plans or from statutory plans administered by governmental agencies in their countries. The Company does not provide its employees with any postretirement benefits other than those described above.

Benefits under the defined benefit plans are based on the employee's years of service and compensation, as defined. There is no requirement under any of these plans to invest in the Company's stock. The Company's funding policy is consistent with applicable local laws and regulations.

The following chart sets forth the defined benefit plans' combined funded status and amounts recognized in the Company's consolidated balance sheet at the end of each fiscal year:

(THOUSANDS OF DOLLARS)	**2004**	2003	2002
Change in Projected Benefit Obligation			
Benefit obligation at end of prior year	**$ 44,536**	$ 41,108	$ 36,984
Service cost	**1,426**	1,428	1,290
Interest cost	**2,829**	2,671	2,419
Curtailment gain	**-**	(946)	-
Actuarial loss	**3,468**	1,765	2,697
Benefits paid	**(1,565)**	(1,432)	(2,214)
Administrative expenses paid	**(68)**	(58)	(68)
Benefit Obligation at End of Year	**$ 50,626**	$ 44,536	$ 41,108
Change in Plan Assets			
Fair value of plan assets at end of prior year	**$ 32,001**	$ 29,154	$ 35,217
Actual return on plan assets	**2,513**	3,620	(4,058)
Employer contributions	**1,159**	717	277
Benefits paid	**(1,565)**	(1,432)	(2,214)
Administrative expenses paid	**(68)**	(58)	(68)
Fair Value of Plan Assets at End of Year	**$ 34,040**	$ 32,001	$ 29,154

(THOUSANDS OF DOLLARS)	**2004**	2003	2002
Funded Status			
Deficiency of plan assets over projected benefit obligation	**$(16,586)**	$(12,535)	$(11,954)
Unrecognized net transition obligation	**70**	70	65
Unrecognized prior service cost	**194**	232	211
Unrecognized net actuarial loss	**9,565**	5,506	5,421
Accrued Pension Cost (Included in Retirement Plan Obligations)	**$ (6,757)**	$ (6,727)	$ (6,257)
Amounts Recognized in the Statement of Position Consist of			
Prepaid benefit cost	**$ 755**	$ 1,104	$ 785
Accrued benefit cost	**(10,689)**	(7,831)	(7,042)
Intangible assets	**85**	-	-
Accumulated other comprehensive loss	**3,092**	-	-
Net Recognized Amount	**$ (6,757)**	$ (6,727)	$ (6,257)
Accumulated Benefit Obligation	**$ 45,979**	$ 40,593	$ 35,303

Information for Pension Plans with an Accumulated Benefit Obligation in Excess of Plan Assets

	2004	2003	2002
Projected Benefit Obligation	**$ 50,626**	$ 44,536	$ 41,108
Accumulated Benefit Obligation	**$ 45,979**	$ 40,593	$ 35,303
Fair Value of Plan Assets	**$ 34,040**	$ 32,001	$ 29,154

	2004	2003	2002
Components of Net Periodic Benefit Cost			
Service cost	**$ 1,426**	$ 1,428	$ 1,285
Interest cost	**2,829**	2,616	2,382
Expected return on plan assets	**(3,054)**	(2,738)	(2,913)
Amortization of transition asset	**7**	6	6
Amortization of prior service cost	**66**	57	39
Recognized net actuarial gain	**(1)**	(1)	(274)
Effect of curtailment	**-**	(1)	(54)
Net Periodic Benefit Cost	**$ 1,273**	$ 1,367	$ 471

Assumptions:

	2004	2003	2002
Weighted Average Assumptions Used to Determine Benefit Obligations			
Discount rate	**5.85%**	6.25%	6.50%
Rate of compensation increase	**3.50%**	3.50%	3.50%
Weighted Average Assumptions Used to Determine Net Periodic Benefit			
Discount rate	**6.25%**	6.50%	7.00%
Expected return on plan assets	**8.25%**	8.50%	8.50%
Rate of compensation increase	**3.50%**	3.50%	3.50%

In establishing the long-term rate of return on assets assumption of 8.25%, the Company indexed its targeted allocation percentage by asset category against the long-term expected returns for those asset categories. That weighted-average return approximates 8.25%. The Company monitors investment results of its pension plan managers against the Standard & Poor's 500 Index for the equity portion of the portfolio and the Lehman Brothers Aggregate Bond Index for fixed income investments. Meeting or exceeding those benchmarks over time would provide a reasonable expectation of achieving the 8.25% assumption.

Plan Asset Information:	TARGET ALLOCATION FYE 2005	ALLOCATION PERCENTAGE FYE 2004	ALLOCATION PERCENTAGE FYE 2003
Asset Category			
Equity securities	60% - 85%	67.15%	66.68%
Debt securities	20% - 50%	25.47%	30.13%
Real estate	0%	0.00%	0.00%
Other	0%	7.38%	3.19%
	100%	100.00%	100.00%

The investment objective of the Plan is to exceed the actuarial long-term rate of return on assets assumption of 8.25%. To that end, it is Plan practice to invest the assets in accordance with the minimum and maximum ranges established for each asset category. These targeted asset allocation ranges have been established in accordance with the overall risk and return objectives of the portfolio. The Plan employs other risk management practices that stress diversification and liquidity. For equity investments, no more than 10% of the equity portfolio can be invested in one issuer and typically no more than 20% of equity assets can be invested in one industry. Shares must be listed on major stock exchanges to assure liquidity. Debt securities are similarly governed by risk management rules. No more than 5% of the total portfolio may be invested in one issuer (except the United States government), and no one issuer can exceed 5% of the outstanding shares of that issuer. There are also quality ratings associated with debt securities that the Plan managers must adhere to. Certain assets or transactions are prohibited in the management of Plan assets, such as commodities, real estate (except mutual funds or REITS), venture capital, private placements, purchasing securities on margin and short selling.

The Company expects to contribute $1,818,664 to its pension plan and $146,200 to its excess benefit plan in 2005.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(THOUSANDS OF DOLLARS)	2005	2006	2007	2008	2009	2010 - 2014
	$ 1,397	$ 1,511	$ 1,648	$ 1,750	$ 2,020	$ 10,744

NOTE J - OMNIBUS INCENTIVE PLAN (THE "OI PLAN")

The Company's OI Plan permits the Compensation Committee of the Board of Directors of the Company to grant various long-term incentive awards, generally equity based, to officers and key employees from one pool of reserved shares. The OI Plan provides for grants of awards, including but not limited to, Incentive Stock Options, at not less than the full market value on the date of grant (except in the case of a shareholder possessing more than 10% of the total combined voting power of all classes of Company stock, in which case the exercise price shall not be less than 110% of the fair market value on the date of grant) and Non-Qualified Stock Options, at an exercise price determined by the Compensation Committee; Stock Appreciation Rights, which are rights to receive an amount equal to the increase, between the date of grant and the date of exercise, in the fair market value of the number of shares of common stock subject to the Stock Appreciation Right; shares of Restricted Stock, which are common shares that have certain conditions attached to them that must be satisfied in order to have unencumbered rights to the Restricted Stock; and Performance Awards, which are awards in common shares or cash. The OI Plan has no definite expiration date but may be terminated by the Board of Directors at any time. Incentive Stock Options may not be granted for a term longer than ten years from the date of grant (five years in the case of a shareholder possessing more than 10% of the total combined voting power of all classes of Company stock). At January 1, 2005, there were 182,900 shares of Restricted Stock outstanding under the OI Plan. Compensation expense recognized for Restricted Stock under the OI Plan amounted to $185,185, $126,130 and $49,365 for fiscal 2004, 2003 and 2002, respectively. At January 1, 2005, there were 2,503,684 shares reserved and 567,638 shares available to be issued under the OI Plan.

Stock option activity during the three years ended January 1, 2005 was as follows:

Stock Option Plan:	OPTIONS	WEIGHTED AVERAGE PRICE PER SHARE	SHARES RESERVED
Outstanding at December 29, 2001	2,268,867	$ 7.43	2,900,501
Exercised	(34,700)	$ 5.30	(34,700)
Granted	469,500	$ 7.05	-
Canceled	(214,805)	$ 12.02	(10,000)
Outstanding at December 28, 2002	2,488,862	$ 6.99	2,855,801
Restricted Stock Grants	-	-	(50,000)
Exercised	(12,600)	$ 5.09	(12,600)
Granted	64,500	$ 6.11	-
Canceled	(294,398)	$ 10.73	(5,250)
Outstanding at January 3, 2004	2,246,364	$ 6.48	2,787,951
Restricted Stock Grants	-	-	(152,900)
Director Retainers	-	-	(14,957)
Exercised	(99,810)	$ 4.86	(99,810)
Canceled	(213,408)	$ 7.76	(19,500)
Outstanding at January 1, 2005	**1,933,146**	**$ 6.43**	**2,500,784**

The following chart contains summary information about the stock options outstanding at January 1, 2005:

RANGE OF EXERCISE PRICES	OPTIONS OUTSTANDING NUMBER OUTSTANDING	WEIGHTED AVERAGE REMAINING YEARS OF CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	OPTIONS EXERCISABLE NUMBER EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE
$ 4.34 - $ 4.34	19,275	4.75	$ 4.34	19,275	$ 4.34
$ 4.56 - $ 4.56	500,000	4.87	$ 4.56	500,000	$ 4.56
$ 4.69 - $ 5.06	24,600	5.11	$ 4.93	24,600	$ 4.93
$ 5.09 - $ 5.09	244,350	5.57	$ 5.09	244,350	$ 5.09
$ 5.26 - $ 6.06	200,696	5.34	$ 5.83	200,696	$ 5.83
$ 6.16 - $ 6.94	78,772	7.26	$ 6.28	57,524	$ 6.30
$ 7.11 - $ 7.11	348,802	7.56	$ 7.11	248,227	$ 7.11
$ 7.63 - $ 7.63	276,400	6.56	$ 7.63	276,400	$ 7.63
$ 9.69 - $ 9.97	219,574	2.87	$ 9.89	219,574	$ 9.89
$ 10.00 - $ 16.75	20,677	1.55	$ 13.01	20,677	$ 13.01
$ 4.34 - $16.75	**1,933,146**	**5.57**	**$ 6.43**	**1,811,323**	**$ 6.39**

The Company also has an Employee Stock Purchase Plan (the "ESP Plan"), allowing eligible employees, other than officers and directors, to purchase shares of the Company's Class A common stock at 10% less than the mean between the high and low prices of the stock on the date of purchase. A maximum of 320,000 shares is available under the ESP Plan, and the aggregate numbers of shares reserved and available for purchase under the ESP Plan were 98,708, 100,946 and 106,314 at January 1, 2005, January 3, 2004 and December 28, 2002, respectively.

The fair value of each stock option granted in fiscal 2004, 2003 and 2002 under the Company's OI Plan was estimated on the date of grant using the Black-Scholes option-pricing model. The following key assumptions were used to value options granted for each of the following fiscal years:

	WEIGHTED AVERAGE RISK-FREE RATE	AVERAGE EXPECTED LIFE	VOLATILITY	DIVIDEND YIELD
2004	**1.75%**	**5.0 years**	**32.00%**	**0.0%**
2003	1.15%	5.0 years	38.34%	0.0%
2002	1.70%	5.0 years	43.61%	0.0%

The weighted average fair values per share of stock options granted during fiscal 2003 and 2002 were $2.14 and $2.82, respectively. No stock options were granted in fiscal 2004. It should be noted that the option-pricing model used was designed to value readily tradable stock options with relatively short lives. The options granted to employees are not tradable and have contractual lives of up to ten years unless employment is terminated. However, management believes that the assumptions used and the model applied to value the awards yield a reasonable estimate of the fair value of the grants made under the circumstances.

NOTE K - INCOME TAXES

The provision for income taxes consists of the following:

	2004	2003	2002
Currently (Receivable) Payable:			
Federal	**$ (899,668)**	$ 103,301	$ 789,063
State	**20,637**	64,045	21,398
Foreign	**741,132**	(24,746)	36,691
	(137,899)	142,600	847,152
Deferred:			
Federal	**(367,800)**	297,930	744,132
Foreign	**(192,761)**	-	180,146
	(560,561)	297,930	924,278
Total	**$ (698,460)**	$ 440,530	$ 1,771,430

The reconciliation of income taxes computed at the statutory Federal income tax rate to the (benefit) provision for income taxes from operations is as follows:

	2004	2003	2002
Statutory Federal income tax (benefit) provision	**$ (528,213)**	$ 753,966	$ 2,340,304
State income tax expense, less Federal tax benefit	**13,621**	42,270	13,909
Foreign operations	**576,358**	(413,994)	354,948
Adjust deferred tax assets to realizable value	**-**	3,309	(816,457)
Foreign tax credit	**-**	(13,365)	(125,436)
Accrual adjustment	**(586,412)**	215,705	-
Benefit of export sales	**(200,000)**	(212,318)	(173,596)
Miscellaneous	**26,186**	64,957	177,758
Income Tax (Benefit) Provision	**$ (698,460)**	$ 440,530	$ 1,771,430

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at January 1, 2005 and January 3, 2004 are presented below:

	2004	2003
Current Deferred Tax Assets and Liabilities:		
Assets:		
Additional costs inventoried for tax purposes and inventory reserves not deductible for tax purposes	**$ 2,875,330**	$ 2,626,954
Excess benefit plan	**915,622**	940,249
Accrued pension costs	**1,996,376**	1,943,553
Other	**958,307**	275,664
	6,745,635	5,786,420
Less valuation allowance	**(843,833)**	(949,699)
Current Deferred Tax Assets	**5,901,802**	4,836,721
Liabilities:		
Current Deferred Tax Liabilities	**481,022**	366,098
Net Current Deferred Tax Asset	**$ 5,420,780**	$ 4,470,623
Long-Term Deferred Tax Assets and Liabilities:		
Assets:		
Intangible assets	**$ 1,725,164**	$ 1,577,986
Accrued warranty costs	**870,873**	989,244
Alternative minimum tax credit carryforward	**833,707**	656,509
Net operating loss carryforward	**3,760,751**	3,717,166
Accrued pension costs	**989,496**	-
Other	**203,596**	258,949
	8,383,587	7,199,854
Less valuation allowance	**(3,626,023)**	(3,386,532)
Long-Term Deferred Tax Assets	**4,757,564**	3,813,322
Liabilities:		
Property, plant and equipment, principally due to differences in depreciation	**389,469**	565,909
Undistributed foreign earnings not indefinitely Reinvested	**545,046**	545,046
Long-Term Deferred Tax Liabilities	**934,515**	1,110,955
Net Long-Term Deferred Tax Asset	**$ 3,823,049**	$ 2,702,367
Net Deferred Tax Asset	**$ 9,243,829**	$ 7,172,990

At January 1, 2005 and January 3, 2004, undistributed earnings of foreign subsidiaries amounted to approximately $39.1 million and $40.4 million, respectively. These earnings could become subject to additional tax if they are remitted as dividends, if foreign earnings are lent to the Company or a United States affiliate or if the Company should sell its stock in the subsidiaries. At January 1, 2000, the Company determined that approximately $15 million in undistributed earnings was no longer considered to be invested indefinitely. Accordingly, the Company provided tax on the earnings to be repatriated and increased deferred tax liabilities by approximately $5.3 million, which represents the estimated tax associated with such undistributed earnings. At January 1, 2005, approximately $13 million of those earnings had been repatriated to the Company. The amount of additional taxes that might be payable on the undistributed foreign earnings of $39.1 million approximates $10.3 million. This amount has not been recorded because it is the Company's intention to permanently invest the remainder of the undistributed earnings of its foreign subsidiaries in the growth of business outside the United States.

At January 1, 2005, the Company had state net operating loss carryforwards of approximately $35.6 million, which begin to expire in 2005. The Company also had Federal alternative minimum tax credit carryforwards of $833,707, which carry forward to future taxable years with no expiration. Net operating loss carryforwards for certain foreign subsidiaries were approximately $8.2 million for tax purposes. A portion of these losses will expire in 2005. A valuation allowance has been provided for the foreign and state net operating losses and temporary differences that are estimated to expire before they are utilized. The increase of $133,625 in the valuation allowance in fiscal 2004 primarily related to changes in the foreign net operating losses.

The Company has reserves for potential income tax exposures included in accrued expenses and other liabilities of approximately $3.2 million and $3.8 million at January 1, 2005 and January 3, 2004, respectively. The $0.6 million decrease in these reserves relates primarily to tax exposures eliminated by the closure of tax audits conducted in 2004.

The American Jobs Creation Act of 2004 created Internal Revenue Code Section 965(a), which permits a temporary dividends received deduction of 85% of the cash dividends received by a United States shareholder from controlled foreign corporations and invested in the United States. Taxpayers may elect to apply the deduction to either the last tax year that begins before October 22, 2004, or the taxpayer's first tax year that begins during the one-year period beginning on October 22, 2004. The Company has begun an evaluation to determine if it may benefit from this provision. The evaluation is in the preliminary stages and should be completed by the end of the first quarter of 2005.

NOTE L - SEGMENT INFORMATION

The following chart sets forth segment information for the Company for the three fiscal years ended January 1, 2005:

(THOUSANDS OF DOLLARS)	WRITING INSTRUMENTS & ACCESSORIES	OPTICAL	TOTAL
2004:			
Revenues from external customers	**$ 114,385**	**$ 15,095**	**$ 129,480**
Depreciation and amortization	**7,291**	**181**	**7,472**
Segment profit	**(2,377)**	**823**	**(1,554)**
Restructuring charges	**2,324**	**-**	**2,324**
Segment assets	**99,222**	**14,129**	**113,351**
Goodwill	**3,944**	**3,344**	**7,288**
Expenditures for long-lived assets	**4,872**	**295**	**5,167**
2003:			
Revenues from external customers	$ 117,433	$ 8,932	$ 126,365
Depreciation and amortization	7,494	110	7,604
Segment profit	1,648	570	2,218
Restructuring charges	2,441	-	2,441
Segment assets	106,969	11,177	118,146
Goodwill	3,944	3,464	7,408
Expenditures for long-lived assets	4,701	6,994	11,695
2002:			
Revenues from external customers	$ 118,226	$ -	$ 118,226
Depreciation and amortization	7,953	-	7,953
Segment profit	6,687	-	6,687
Restructuring charges	-	-	-
Expenditures for long-lived assets	6,592	-	6,592

Geographic Information

(THOUSANDS OF DOLLARS)	**2004**	2003	2002
NET SALES:			
United States	**$ 63,891**	$ 65,074	$ 58,333
Europe, Middle East and Africa	**38,439**	34,613	33,655
Asia Pacific	**18,496**	16,782	16,446
International Americas	**8,654**	9,896	9,792
Total Consolidated Net Sales	**$ 129,480**	$ 126,365	$ 118,226

Revenues are attributed to countries based on the location of customers.

(THOUSANDS OF DOLLARS)	**2004**	2003	2002
LONG-LIVED ASSETS:			
United States	**$ 34,564**	$ 36,585	$ 31,797
Foreign countries	**1,399**	1,723	1,751
Total Consolidated Long-Lived Assets	**$ 35,963**	$ 38,308	$ 33,548

NOTE M - CONTINGENCIES

On or about April 21, 2000, the Company, certain officers and directors of the Company and others were named as defendants in an action filed in the United States District Court for the District of Rhode Island. The suit, which is brought by a purchaser of the Company's Class A common stock, alleges that the defendants violated Federal securities laws by making material misstatements and omissions in the Company's public filings and statements relating to the Company's former Pen Computing Group business. The suit seeks class action status including all purchasers of the Company's Class A common stock between September 17, 1997 and April 22, 1999. The damages sought are unspecified.

On June 30, 2000, the Company filed a Motion to Dismiss the action in the United States District Court in Rhode Island. The United States District Court for the District of Rhode Island granted the Company's Motion to Dismiss in June 2001. In July 2001, the Plaintiff filed an appeal with the First Circuit Court of Appeals. The appeal was before the First Circuit Court of Appeals. Oral argument was held February 8, 2002.

On March 20, 2002, the Court of Appeals for the First Circuit issued a judgment affirming the dismissal of all claims asserted against the W. Russell Boss Jr. Trust A, W. Russell Boss Jr. Trust B and W. Russell Boss Jr. Trust C and reversing the District Court's dismissal of the Section 10(b) and 20(a) claims asserted against the Company and the named individual defendants. The Court of Appeals' ruling was limited to a finding that the plaintiff's complaint had satisfied the pleading requirements of the Private Securities Litigation Reform Act of 1995; the Court did not opine on the merits of plaintiff's claims. On January 8, 2004, the District Court heard oral argument on defendants' motion for summary judgment. On July 21, 2004, the Court issued its Memorandum and Order partially granting defendants' motion for summary judgment and narrowing the class period to encompass only purchases made between July 16, 1998 and April 22, 1999. Due to the revised class period, the plaintiff's two proposed class representatives no longer had standing to assert claims on behalf of the proposed class. The Court however, allowed the plaintiff class an opportunity to recruit new class representatives. Discovery concerning plaintiff's proposed substitute class representatives is ongoing. The Company maintains that the claims are without merit and continues to vigorously defend the litigation.

In 1998, the Company received a Letter of Responsibility ("LOR") from the Rhode Island Department of Environmental Management ("DEM"). The LOR stated that analytical results indicated elevated levels of volatile organic compounds at several sites on the Company's property and requested that the Company conduct a site investigation to identify the source. The Company retained an environmental consulting firm to perform the site investigation and develop remedial action alternatives. The DEM has accepted these remediation proposals, and remediation activities began in 2001. Remediation activities have resulted in a reduction in contamination in the groundwater. The Company is responsible for continuing to monitor the groundwater.

In June 2002 the United States EPA served the Company with a Notice of Potential Liability and Request for Information regarding the J.M. Mills Landfill, which is part of the Peterson/Puritan Superfund site in Cumberland, Rhode Island. The Notice also requests that the Company pay past and future costs associated with the site. To date, approximately sixty entities have received Notice Letters from the EPA relative to the site. The Company filed its response in October 2002.

The Company is also named as one of approximately sixty defendants in a contribution suit brought by CCL/Unilever relating to the J.M. Mills Landfill site. These complaints allege that the Company is liable under CERCLA for contribution for past and future costs incurred at the site. Past and future costs (excluding the required remedy) are estimated at $5 million to $7 million. No discovery has been taken to date. At January 1, 2005, the Company had not established a liability for any environmental remediation relating to the J.M. Mills Landfill site, as the potential liability is not estimable.

The Company is involved in various other litigation and legal matters that have arisen in the ordinary course of business. To its knowledge, management believes that the ultimate resolution of any of those existing matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

NOTE N - COMMON STOCK

Holders of Class A common stock have the right to elect one-third of the number of directors from time to time fixed by the holders of Class A and Class B common stock voting together as a single class. Holders of Class B common stock have the right to elect the remaining directors. Class A and Class B common stock vote together as a single class to reserve shares to be issued pursuant to options granted with respect to the acquisition of assets or shares of another company under certain circumstances. Except as described herein or as otherwise required by law, all voting power is vested in the holders of Class B common stock.

NOTE O - SHORT-TERM INVESTMENTS

At January 1, 2005 and January 3, 2004, the Company had short-term investments consisting of time deposits, commercial paper and United States Government Agency bonds. These investments were classified as trading securities in accordance with SFAS No. 115 "Accounting for Certain Investments and Debt and Equity Securities." Realized and unrealized gains or losses on these trading securities are included in interest and other income (expense). The following table details the net losses on trading securities at January 1, 2005 and January 3, 2004.

(THOUSANDS OF DOLLARS)	YEARS ENDED	
	JANUARY 1, 2005	JANUARY 3, 2004
Net losses recognized on trading securities	**$ (126)**	$ (58)
Less net losses recognized on trading securities sold	**(98)**	(50)
Unrealized net losses on trading securities still held at reporting date	**$ (28)**	$ (8)

NOTE P - MARKETABLE EQUITY SECURITIES AND INVESTMENTS

NeoMedia Technologies, Inc. ("NeoMedia"): In 2001, unfavorable market conditions for such technology stocks led the Company to determine that its investment in NeoMedia had experienced an other than temporary decline in value. In 2002, the Company recorded pre-tax losses of approximately $35,000 on its 232,797 shares of NeoMedia common stock. Losses on the Company's investment in NeoMedia were recorded in interest and other income (expense). At January 1, 2005 and January 3, 2004, the Company had 232,797 shares of NeoMedia common stock with a carrying value of zero. At January 1, 2005 and January 3, 2004, the Company's 232,797 shares of NeoMedia common stock had a fair value of approximately $60,000 and zero, respectively.

NOTE Q - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of the unaudited quarterly results of operations for the years ended January 1, 2005 and January 3, 2004:

(THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)				
2004:	APRIL 3	JULY 3	OCTOBER 2	JANUARY 1
Net sales	$ 29,272	$ 29,115	$ 30,128	$ 40,965
Gross profit	15,907	14,639	14,018	18,802
Net (Loss) Income	$ (704)	$ (885)	$ (1,094)	$ 1,828
Basic and Diluted Net (Loss) Income Per Share	$(0.05)	$(0.06)	$(0.07)	$ 0.12
Weighted Average Shares Outstanding:				
Denominator for Basic Net (Loss) Income Per Share	14,977	15,004	14,919	14,806
Effect of Dilutive Securities:				
Common stock equivalents	-(A)	-(A)	-(A)	43
Denominator for Diluted Net (Loss) Income Per Share	14,977	15,004	14,919	14,849

(A) No incremental shares related to options or restricted stocks granted are included due to the net loss in the quarter since the effect of such shares would be anti-dilutive.

(THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)

2003:	MARCH 29	JUNE 28	OCTOBER 4	JANUARY 3
Net sales	$ 26,226	$ 29,519	$ 31,537	$ 39,083
Gross profit	13,142	14,852	15,622	21,326
Net Income (Loss)	$ 151	$ 463	$ (973)	$ 2,136
Basic and Diluted Net Income (Loss) Per Share	$ 0.01	$ 0.03	$(0.06)	$ 0.14
Weighted Average Shares Outstanding:				
Denominator for Basic Net Income (Loss) Per Share	15,301	15,085	15,042	14,961
Effect of Dilutive Securities:				
Common stock equivalents	45	68	-(A)	221
Denominator for Diluted Net Income (Loss) Per Share	15,346	15,153	15,042	15,182

(A) No incremental shares related to options or restricted stocks granted are included due to the net loss in the quarter since the effect of such shares would be anti-dilutive.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

Item 9A. CONTROLS AND PROCEDURES

A Evaluation of Disclosure Controls and Procedures

Our principal executive officer and principal financial officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report, have concluded that, based on such evaluation, the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company, including its consolidated subsidiaries, was made known to them by others within those entities, particularly during the period in which this Annual Report on Form 10-K was being prepared. In designing and evaluating our disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

B Changes in Internal Control over Financial Reporting

No change in the Company's internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) occurred during the fourth quarter of our last fiscal year, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. OTHER INFORMATION

None

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

See "Election of Directors," "Corporate Governance," "Committees of the Board of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the registrant's definitive proxy statement for the 2005 annual meeting of shareholders, which sections are incorporated by reference herein. See also the "Executive Officers of the Company" section of "Business" in Item 1 of this Annual Report on Form 10-K.

We have a Code of Ethics and Business Conduct that applies to all of our employees, including our chief executive officer and senior financial and accounting officers. The text of our Code of Ethics and Business Conduct is posted in the Investor Relations section of our web site, www.cross.com. Disclosure regarding any amendments to, or waivers from, provisions of our code of ethics and business conduct that apply to our chief executive officer and senior financial and accounting officers will be included in a Current Report on Form 8-K within four business days following the date of the amendment or waiver, unless web site posting of such amendments or waivers is permitted by the rules of the American Stock Exchange, Inc.

Item 11. EXECUTIVE COMPENSATION

See "Executive Compensation" in the registrant's definitive proxy statement for its 2005 annual meeting of shareholders, which section is incorporated by reference herein. Such incorporation by reference shall not be deemed to specifically incorporate by reference the information referred to in Item 402(a)(8) of Regulation S-K.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

See "Security Ownership of Certain Beneficial Owners and Management" in the registrant's definitive proxy statement for the 2005 annual meeting of shareholders, which section is incorporated by reference herein.

Equity Compensation Plan Information

The following table details the Company's equity compensation plans as of January 1, 2005:

PLAN CATEGORY:	(A) NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	(B) WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	(C) NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (A))
Equity compensation plans approved by security holders	1,933,146	$ 6.43	666,346
Equity compensation plans not approved by security	-	-	-
Total	**1,933,146**	**$6.43**	**666,346**

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

See "Election of Directors" in the registrant's definitive proxy statement for the 2005 annual meeting of shareholders, which sections are incorporated by reference herein.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

See "Appointment of Independent Public Accountants" and "Principal Accounting Firm Fees" in the registrant's definitive proxy statement for the 2005 annual meeting of shareholders, which sections are incorporated by reference herein.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

A (1) and (2) The following consolidated financial statements of A.T. Cross Company and subsidiaries are incorporated by reference to Item 8 of this Annual Report on Form 10-K:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of January 1, 2005 and January 3, 2004
Consolidated Statements of Operations for the Years Ended January 1, 2005, January 3, 2004 and December 28, 2002
Consolidated Statements of Comprehensive (Loss) Income for the Years Ended January 1, 2005, and January 3, 2004 December 28, 2002
Consolidated Statements of Changes in Shareholders' Equity for the Years Ended January 1, 2005, January 3, 2004 and December 28, 2002
Consolidated Statements of Cash Flows for the Years Ended January 1, 2005, January 3, 2004 and December 28, 2002
Notes to Consolidated Financial Statements

(3) Listing of Exhibits

EXHIBIT NUMBER	DESCRIPTION
(3.1)	Restated Articles of Incorporation and By-laws (incorporated by reference to Exhibit (3) to the registrant's report on Form 10-K for the year ended December 31, 1980)
(3.2)	Amendment to Restated Articles of Incorporation (incorporated by reference to Exhibit (3) to the registrant's report on Form 10-K for the year ended December 31, 1994)
(3.3)	Amendment to By-laws adopted December 2, 1988 (incorporated by reference to Exhibit (3) to the registrant's report on Form 10-K for the year ended December 31, 1989)
(3.4)	Amendment to By-laws adopted February 6, 1992 (incorporated by reference to Exhibit (3) to the registrant's report on Form 10-K for the year ended December 31, 1991)
(10.1)	A.T. Cross Company Unfunded Excess Benefit Plan (as amended) (incorporated by reference to Exhibit (10.6) to the registrant's report on Form 10-K for the year ended December 31, 1994) *
(10.2)	A.T. Cross Company Executive Life Insurance Program (incorporated by reference to Exhibit (10.8) to the Registrant's report on Form 10-K for the year ended December 31, 1997) *
(10.3)	A.T. Cross Company Deferred Compensation Plan for Employee Officers and Directors (incorporated by Reference to Exhibit (10.4) to the registrant's report on Form 10-K for the year ended December 28, 2002) *
(10.4)	A.T. Cross Company Deferred Compensation Plan for Non-Employee Directors (incorporated by reference to Exhibit (10.5) to the registrant's report on Form 10-K for the year ended December 28, 2002) *
(10.5)	A.T. Cross Company Executive Compensation Program Long Term Incentive Performance Cash Plan January 2004 (incorporated by reference to Exhibit (10.7) to the registrant's report on Form 10-K for the year ended January 3, 2004) *
(10.6)	A.T. Cross Company Omnibus Incentive Plan (incorporated by reference to Exhibit (10) to the registrant's report on Form 10-Q for the quarterly period ended July 3, 2004) *
(10.7)	A.T. Cross Company Incentive Compensation Plan - 2005
(10.8)	Executive Employment Contract - Peter J. Canole dated November 18, 2004 *
(10.9)	Executive Employment Contract - Charles S. Mellon dated November 21, 2004 *
(10.10)	Executive Employment Contract - Kevin F. Mahoney dated January 11, 2005 *
(11)	Statement Re: Computation of Net (Loss) Income per Share - (incorporated by reference to the "Consolidated Statements of Operations" financial statement in Item 8 of this Annual Report on Form 10-K)
(21)	A.T. Cross Company Subsidiaries, Branches and Divisions
(31.1)	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
(31.2)	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
(32)	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Management contract, compensatory plan or arrangement

B Exhibits - See Item A (3) above

C Financial Statement Schedule - Schedule II Valuation and Qualifying Accounts

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A.T. CROSS COMPANY

By /s/ RUSSELL A. BOSS
(Russell A. Boss)
Chairman

Dated: March 15, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE
/s/RUSSELL A. BOSS (Russell A. Boss)	Chairman & Director	March 15, 2005
/s/BRADFORD R. BOSS (Bradford R. Boss)	Chairman Emeritus & Director	March 15, 2005
/s/DAVID G. WHALEN (David G. Whalen)	President & Director (Chief Executive Officer)	March 15, 2005
/s/KEVIN F. MAHONEY (Kevin F. Mahoney)	Vice President (Chief Financial Officer)	March 15, 2005
/s/GARY S. SIMPSON (Gary S. Simpson)	Corporate Controller (Chief Accounting Officer)	March 15, 2005
/s/BERNARD V. BUONANNO, JR. (Bernard V. Buonanno, Jr.)	Director	March 15, 2005
/s/EDWARD J. COONEY (Edward J. Cooney)	Director	March 15, 2005
/s/GALAL P. DOSS (Galal P. Doss)	Director	March 15, 2005
/s/TERRENCE MURRAY (Terrence Murray)	Director	March 15, 2005
/s/ANDREW J. PARSONS (Andrew J. Parsons)	Director	March 15, 2005
/s/JAMES C. TAPPAN (James C. Tappan)	Director	March 15, 2005

Form 10-K Item 15C

A. T. Cross Company and Subsidiaries

Financial Statement Schedule

The following consolidated financial statement schedule of A.T. Cross Company and subsidiaries is in Item 15C:

Schedule II - Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions, or the information required therein has otherwise been disclosed in the consolidated financial statements referred to above, or are inapplicable, and therefore have been omitted.

Item 15C. SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
A. T. CROSS COMPANY AND SUBSIDIARIES

COLUMN A	COLUMN B	COLUMN C ADDITIONS		COLUMN D	COLUMN E
DESCRIPTION	BALANCE AT BEGINNING OF PERIOD	CHARGED TO COSTS AND EXPENSES	CHARGED TO OTHER ACCOUNTS	DEDUCTIONS	BALANCE AT END OF PERIOD
Allowance for Doubtful Accounts:					
Year Ended January 1, 2005	**$1,234,000**	**$252,483**	**$ -**	**$307,483**	**$1,179,000**
Year Ended January 3, 2004	$ 1,032,000	$ 636,079	$ 40,000(A)	$ 474,079	$ 1,234,000
Year Ended December 28, 2002	$ 1,555,000	$ (149,749)	$ -	$ 373,251	$ 1,032,000

(A) Relates to the acquisition of receivables.

Exhibit 10.7

A.T. Cross Company
Incentive Compensation Plan - 2005

Introduction

The following Incentive Plan (the "Plan") will be implemented for 2005. The purpose of the Plan is to drive participants towards achievement of corporate goals and to motivate, retain and reward participants. For 2005, the Plan will calculate incentive awards for all participants based on achieving annual corporate financial and individual objectives. For 2005, the corporate financial objective will be a combination of operating income before taxes (OIBT) and net sales targets. All other performance objectives and weighting of the corporate and individual bonus segments will be determined based on individual responsibilities (including but not limited to net sales, profit, programs and/or projects) and agreed upon by the President and CEO with the appropriate Vice President.

Performance Measures

OIBT is the primary driver of the award. The corporate incentive award will be established based on a funding matrix (example below) considering both OIBT and net sales.

The corporate incentive pool is created when certain levels of OIBT and net sales are achieved. The individual incentive pool is created when any individual objective is achieved. Based on the level of achievement, and considering the funding matrix, the pool will be created by multiplying the corporate payout multiple from the matrix for the achievement level by the base pay of participants and then by the target bonus level of participants.

Corporate Incentive Pool =
Base Pay of Participants X Target Awards of Participants X Weighting of Corporate Segment of Participants X Payout Multiple
Example Only

		Worldwide Revenue Achievement of Plan				
		0 to $200	$200-$400	$400-$600	$600 +	
Pre-Bonus	Less than $15MM	0%	0%	0%	0%	Percent
OIBT	$15MM - $25MM	50%	60%	70%	80%	Of
Achievement	$25MM - $35MM	80%	90%	100%	110%	Pool
of Plan	$35 MM +	110%	120%	130%	150%	Funded

Each individual objective will be evaluated on the following scale.

Modifier for Achievement of Individual Objectives

Objective Rating	Multiplier
Did Not Achieve	0.00
Achieved Most Results	0.50
Achieved All Results	1.00
Exceeded Some Results	1.20
Exceeded All	1.40

The Exceeded All rating will be reserved for use by the President/CEO and responsible Vice President. The ratings on each objective will be multiplied by the cash value of the individual objective and then totaled to calculate the individual objective bonus amount.

Eligibility

All executives and exempt staff with base pay greater than $60,000 who are actively employed on December 31st of the plan year are eligible to participate. The eligibility criteria are based on competitive market review.

Target Bonus Levels

Target bonus incentives will be expressed as a percentage of base salary earned during the year. Targets will be based on market data regarding competitive compensation levels. Minimum and maximum incentive levels will be determined by the size of the corporate incentive pool and performance on business unit/territory/region and individual/other goals. Incentive levels at threshold achievement will be approximately 50 percent of target and approximately 150 percent at maximum levels of achievement.

	Base Salary Range ($000)	Incentive Target Salary (as a % of base)
Level A	$170 - $250	35%
Level B	$130 - $170	25%
Level C	$100 - $130	20%
Level D	$80 - $100	15%
Level E	$60 - $80	10%

Payout of Plan Awards

Annual Incentive Awards will be distributed as soon as is practicable after the close of the fiscal year. Awards, if earned, will be a percent of base salary paid for such fiscal year. Base salary does not include any bonus payable under this Plan or any other incentive plan, any life insurance premiums, special compensation, pension benefits, profit sharing trust or Crossaver savings plan matching allocations.

Changes in Employment Status

Employees who are participants in the Plan for only part of a fiscal year may participate in the Plan for the period or periods of membership on a pro rata basis. Bonuses will be prorated for employees who participate in more than one bonus level during the year, considering all bonus levels. However, participants must be actively employed by the Company as of December 31 to be eligible for incentive awards relating to that year.

Disability or Death

For participants who become disabled (i.e., eligible for Company LTD benefits) or die while a member of the Plan, awards will be determined in a prorated manner to reflect the period of time the participant was an active member of the Plan. Payout will be made - at the time the normal payout would have been made - to the participant or participant's beneficiary(ies) if on file; otherwise, payment will be made to the participant's estate.

Administration

The Compensation Committee of the Board of Directors of A. T. Cross Company, whose decisions in all matters will be final, will administer the Plan. The Committee reserves the right, subject to the full Board's approval, to modify, amend, or discontinue this Plan at any time. Any changes or amendments to the Plan will not affect a participant's rights prior to the modification unless the participant provides written consent.

Participation in this Plan does not confer any right to continued employment by A. T. Cross. Similarly, selection for participation in any one year does not necessarily guarantee participation in future years. No member of the Compensation Committee shall have any personal liability in connection with the administration of the Plan.

Definitions

Operating Income Before Taxes (OIBT)

OIBT is defined as the pretax operating income excluding any adjustment for LIFO inventories, restructuring or other non-recurring items and before allowance for bonus payment under this plan. The corporate target will be approved by the Board of Directors considering the annual operating plan.

Net Sales

Net sales is defined as gross sales of the unit, less returns and allowances, cash discounts, and rebates.

Corporate Targets

Corporate targets include operations of A.T. Cross Company and subsidiaries, branches and divisions as of January 1, 2005 including cross retail ventures.

International Calculations

Participants who are located internationally will have their targets and actual results determined utilizing budgeted exchange rates. By utilizing budgeted exchange rates, there will be neither a favorable or unfavorable impact as a result of fluctuations in foreign exchange. Also, participants who operate in a single country will be measured using local currency, while participants who operate in multiple countries will be measured in United States dollars (utilizing budgeted exchange rates) on a consolidated basis.

Exhibit 10.8

November 18, 2004

Mr. Peter J. Canole
P.O. Box 244
Lincoln, RI 02864

Dear Peter:

This letter outlines the terms of your employment with A. T. CROSS Company ("CROSS").

I. TITLE, RESPONSIBILITIES AND REPORTING RELATIONSHIP

You will be employed as Vice President, Global Sales, effective November 15, 2004. You will report to David Whalen, President and CEO. The position will be based in Lincoln, RI but will involve travel throughout the Asia-Pacific and the Europe, Middle East and Africa regions.

II. COMPENSATION

Your compensation package will include a base salary, bonus eligibility and the Company's long term incentive plan.

A. Base Salary - $225,000. You will be eligible to have your salary reviewed along the same schedule as other CROSS executives of your similar level.

B. Bonus. You will be eligible for an annual incentive bonus based on corporate and individual performance. In order to receive a bonus, if earned, you must be employed on December 31st of the applicable bonus year. The bonus is normally paid in the first quarter of the year following the year in which the bonus was earned. Your target bonus is 40% of base earnings.

C. Long term incentive. You will continue to be eligible to participate in the company's stock option plan and other long term incentive plans.

III. BENEFITS PROGRAMS

In addition to your salary, you will continue to enjoy a variety of benefits. These benefits may change periodically, and the company tries to notify employees of changes in a timely manner. Among the benefits as of this date are:

A. Medical insurance coverage from one of the three plans offered by the company. Employee contributions for these plans vary, depending on the program selected. Medical Plan Open Enrollment is effective each March 1 and may result in changes to cost and plan options.

B. Coverage under the company's Delta Dental Plan. Dental Plan Open Enrollment is effective each March 1 and may result in changes to cost and plan options.

C. Life insurance, in accordance with the company program in the amount of $750,000 with additional coverage in the amount of $500,000 in the event of accidental death or dismemberment.

D. Long-term disability, in accordance with the company program. Coverage is 60 percent of base salary not to exceed a monthly benefit of $10,000, less any offsetting income benefits as stated in the company program.

E. Travel/accident insurance (24 hours, business and pleasure) in the amount of $200,000.

F. Continued participant in the A.T. CROSS Company Pension Plan and 401(K) Plan (Crossaver).

G. Five weeks of paid vacation. The vacation year runs from January 1 through December 31. You will not accrue any rights to the following year's vacation if your employment with the company terminates prior to December 31st of any year.

IV. EXPATRIATE BENEFITS

It is expected that you will relocate to the U.S. in the summer of 2005. While you are living in the U.K. you will be eligible to receive the following benefits while employed as an expatriate in the United Kingdom. As is the case with all company executives and as you have done in the past, you will be expected to manage these costs to the extent possible, while ensuring that you and your family are well provided for. The method and form of payment will be mutually agreed upon.

A. Cost of Living Adjustment (fixed). You will receive an annual cost of living adjustment in the amount of US$25,000.

B. Housing and Utilities. Your current housing and utility arrangements will continue until you transfer to the U.S.

C. Schooling. CROSS will provide a maximum 25,000 pounds sterling reimbursement per child for the schooling of your children. This benefit will include one year of preschool and expire when the children finish their fourth year of high school, or equivalent, and is applicable only to accredited educational institutions in the UK.

D. Automobile. During the period of your employment in A.T. CROSS, UK will provide you a company leased car.

E. Tax Equalization and Preparation. You will be responsible for paying all applicable UK and U.S. (Federal and State) income taxes during your posting in the UK. The Company will provide tax assistance or reimbursement for your A.T. CROSS attributable allowances and benefits during your assignment, where your total actual annual income tax burden in all relevant jurisdictions exceeds what it would have been if you were resident in Rhode Island. If, however, your actual worldwide annual income tax burden is less than what it would have been in a Rhode Island resident, A. T.CROSS will assess you the tax as if you had not taken this assignment. To this end, A. T. CROSS will assess you a U.S. and Rhode Island domestic equivalent tax to offset your overseas benefits for each payroll period. You will also be provided with the reasonable services of an accounting firm at no cost to you for the specific purpose of preparing and filing the required home country and host country annual income tax returns and calculating the agreed-upon tax assistance (reimbursement) as outlined above.

V. REPATRIATION AND RELOCATION

Upon your relocation to the U.S. all expatriate benefits will discontinue. The company will pay the reasonable expenses associated with your physical relocation to the U.S. from the U.K. in accordance with the relocation policy. You will be afforded relocation benefits as if you are a current homeowner. The benefits will include, although not be limited to, temporary housing, the cost of physical move, house hunting trip per the policy and a relocation allowance equal to one month's base salary and other related expenses, all as more specifically described in the Relocation Policy attached.

VI. SEVERANCE

Should you be terminated by CROSS or any surviving entity for reasons other than cause, you will receive payment of your base salary and agreed-upon benefits for the greater of a period of twelve (12) months from the date of such termination or the amount provided for in Cross's Severance Allowance Policy in force at the time of your termination,. Any severance payments made pursuant to this letter shall be credited toward legally mandated severance payments, if any.

You agree that for a period of one year following termination of your employment relationship with CROSS, you will not directly or indirectly render services to or for the benefit of any entity principally engaged in the manufacture, distribution or sale of writing instruments anywhere in the world, or in any other business in which CROSS is then actively engaged and with which you were involved, except with the prior written consent of CROSS.

This letter and the relationship hereunder shall be governed by and construed in accordance with the internal laws of Rhode Island and the United States.

Please sign the attached copy of this letter and return to me indicating your acceptance of the above terms.

Congratulations on your new assignment.

Sincerely,
TINA C. BENIK
Tina C. Benik
Vice President, Legal
And Human Resources

TCB:dlh

Accepted:

PETER J. CANOLE	December 7, 2004
Peter J. Canole	Date

Exhibit 10.9

November 21, 2004

Mr. Charles S. Mellen
19 Orchard Ridge Road
Chappaqua, NY 10514

Dear Chad:

I am pleased to offer you employment on the following terms and conditions:

1. You will be employed as Vice President, Global Marketing of A. T. CROSS Company ("CROSS" or the "Company"), no earlier than December 31, 2004 and no later than January 17, 2005 depending on your last day at your current employer. Your responsibilities will include strategic brand positioning and development, global product development, global marketing communications and the e-commerce and catalog channels of business, all as they relate to the CROSS branded business. You will report to David G. Whalen, President and Chief Executive Officer.
2. Your starting base salary will be $225,000 annually, payable in weekly installments. You may be eligible to receive a merit increase based upon performance during the next increase review period.
3. You will be a participant in the A. T. CROSS Incentive Compensation Plan - 2005 (the "Plan") and will be eligible to earn a bonus as a percentage of your base compensation upon the attainment of agreed upon company and/or individual goals. At your level of compensation, the Incentive Target is at 35% of base earnings actually paid in 2005 with a maximum payout of 50% of base earnings actually paid in 2005. You will participate in any long term incentive programs commensurate with others at your level. CROSS expects to present a long term incentive plan to the Compensation Committee of CROSS's Board of Directors at the February 2005 meeting for its review and approval. Assuming the long term incentive plan is approved, 2005 will count as the first vesting year of such program assuming that other executives at your level will also count the first year as a vesting year.
4. You are eligible to participate in the Company's stock option plan.
5. As soon as is practicable after your start date, and subject to its approval, the Compensation Committee of the Company's Board of Directors will grant you 50,000 shares of restricted Class A Common Stock pursuant to the Company's Omnibus Incentive Plan. The restrictions on such shares shall lapse on December 31, 2008 assuming you are still employed with CROSS on that date.
6. In addition to your salary, you will enjoy a variety of benefits. These benefits may change periodically, and the Company makes every effort to notify employees of changes in a timely manner. Among the benefits as of this date are:
   a) Medical insurance coverage from Blue Cross Blue Shield of Rhode Island. Current offerings and costs are attached. If you choose to enroll, premiums will be deduced from your pay on a pretax basis. The coverage will be effective the first of the month following your date of employment. Medical Plan Open Enrollment is effective March 1 of each year and may result in changes to cost and plan options.
   b) Coverage under the Company's Delta Dental Plan will be effective the first of the month following your date of employment. CROSS currently provides this coverage at a cost to employees of approximately $1.27 per week for individual coverage and $2.87 per week for family coverage. Dental Plan Open Enrollment is effective March 1 of each year and may result in changes to cost and plan options.
   c) Life insurance, in accordance with the Company program for similarly situated executives. Currently this is in the amount of $750,000 with additional coverage in the amount of $450,000 in the event of accidental death or dismemberment effective the first of the month following your date of employment.
   d) Long-term disability, in accordance with the Company program, effective the first of the month following your date of employment. Coverage is 60 percent of base salary not to exceed a monthly benefit of $10,000, less any offsetting income benefits as stated in the Company program.
   e) Travel/accident insurance (24 hours, business and pleasure) in the amount of $200,000 effective with your date of employment.
   f) You will become a participant in the A.T. CROSS Company Defined Contribution Retirement Plan the first of the quarter following or coinciding with your date of hire and become a participant in the A.T. CROSS Pension Plan, effective the first of the year following your date of hire.
   g) Vacations are earned from January 1st to December 31st. On January 1, 2005 you will be entitled to 5 weeks vacation for the calendar year 2005. You will not accrue any rights to the following year's vacation if your employment with the Company terminates prior to December 31st of any year.

7. You will be eligible for relocation benefits per the Company's policy. A copy of that policy is enclosed. In addition, for a period of no longer than six months after your start date, the Company will pay your temporary housing expenses incurred before you permanently move your family to Rhode Island.
8. You will sign an Employee Invention, Patent Assignment and Nondisclosure Agreement and a Policy Statement under the Foreign Corrupt Practices Act before you commence employment.
9. Performance Warranty: You represent that, to your knowledge, you are not a party to any contract, agreement or understanding which prevents, prohibits or limits you in any way from entering into and fully performing any duties and responsibilities that may be assigned to you.
10. You understand and agree that this offer of employment and all conditions relating thereto are contingent upon your satisfying the Company's reference and background check requirements.
11. We look forward to a long and profitable relationship between you and CROSS. Both you and CROSS, however, retain the right to terminate the employment relationship with or without cause at any time.

In the unlikely event of your involuntary separation, initiated by the Company for reasons other than cause, the Company will pay you as severance an amount equal to your base pay for 12 months. In addition, during that 12 month period, assuming that you participated in the Company's health insurance program while employed, the Company will continue to pay its share of your health care coverage at whatever level the Company is then paying.

Further, in the event of your involuntary separation for reasons other than cause (an "Involuntary Termination"), or in the event of a change in control of the Company (a "CIC", as hereinafter defined) , the following shall occur: if the CIC or Involuntary Termination occurs during the calendar year 2005, the restrictions on 25% of the restricted shares shall lapse; if the CIC or Involuntary Termination occurs in calendar year 2006, the restrictions on 50% of the shares shall lapse; if the CIC or the Involuntary Termination occurs in the calendar year 2007, the restrictions on 75% of the shares shall lapse; and if the CIC or Involuntary Termination occurs in calendar year 2008, then the restrictions on 100% of the shares shall lapse.

A "change in control" in ownership shall be defined as a sale of 50% or more of Class B common stock to an unrelated party or parties.

For the purposes of this letter, cause shall be defined as the determination that you have 1) acted dishonestly or have engaged in repeated instances of willful misconduct in the performance of your duties or 2) willfully violated any statutory law, rule, or regulation (other than traffic violations or similar offenses).

This severance arrangement is contingent on your agreeing, for a period of twelve months following such termination from CROSS, not to directly, or indirectly own, control, manage, or be connected as a stockholder, partner, employee or consultant with any company, firm or other entity which is competitive with CROSS's business as it then operates or is planned to operate within 12 months following your termination date and with which you were actively involved. In the event that the business that you wish to enter following termination involves the sale or distribution of leather goods, in order for this non-compete to be triggered, the leather goods portion of CROSS's business must represent at least 20% of CROSS's revenues at the time of termination. Notwithstanding the foregoing, nothing in this letter shall prevent you from holding stock as a passive investor in publicly held companies and nothing shall prevent you from continuing to hold stock that you hold as of the date hereof in companies, firms, etc that may fall within the foregoing prohibition.

Please sign the attached copy of this letter and return it to me indicating acceptance of employment on the above terms. On or before the date you start work, please provide me with the documentation specified under Section 2 of the enclosed Employment Eligibility Verification (Form I-9).

We look forward to you joining CROSS.

Very truly yours,
TINA C. BENIK
Tina C. Benik
Vice President, Legal and Human Resources

TCB:dlh
Attachments

Accepted by:	CHARLES S. MELLEN	November 22, 2004
	Charles S. Mellen	Date

Exhibit 10.10

January 11, 2005

VIA OVERNIGHT COURIER

Mr. Kevin F. Mahoney
33 Pond Avenue
Unit 713
Brookline, MA 02445

Dear Kevin:

I am pleased to offer you employment on the following terms and conditions:

1. You will be employed as Chief Financial Officer and Vice President, Finance of A. T. CROSS Company ("CROSS" or the "Company"), on January 31, 2005. Your responsibilities will include finance and accounting, risk management, credit and information systems. You will report to David G. Whalen, President and Chief Executive Officer.
2. Your starting base salary will be $215,000 annually, payable in weekly installments. You may be eligible to receive a merit increase based upon performance during the next increase review period.
3. You will be a participant in the A. T. CROSS Incentive Compensation Plan - 2005 (the "Plan") and will be eligible to earn a bonus as a percentage of your base compensation upon the attainment of agreed upon company and/or individual goals. At your level of compensation, the Incentive Target is at 35% of base earnings actually paid in 2005. You will participate in any long term incentive programs commensurate with others at your level.
4. You are eligible to participate in the Company's stock option plan.
5. As soon as is practicable after your start date, and subject to its approval, the Compensation Committee of the Company's Board of Directors will grant you 60,000 options for shares of Class A Common Stock pursuant to the Company's Omnibus Incentive Plan, which will vest in equal increments over a three-year time period.
6. In addition to your salary, you will enjoy a variety of benefits. These benefits may change periodically, and the Company makes every effort to notify employees of changes in a timely manner. Among the benefits as of this date are:
   a) Medical insurance coverage from Blue Cross Blue Shield of Rhode Island. Current offerings and costs are attached. If you choose to enroll, premiums will be deduced from your pay on a pretax basis. The coverage will be effective the first of the month following your date of employment. Medical Plan Open Enrollment is effective March 1 of each year and may result in changes to cost and plan options.
   b) Coverage under the Company's Delta Dental Plan will be effective the first of the month following your date of employment. CROSS currently provides this coverage at a cost to employees of approximately $1.27 per week for individual coverage and $2.87 per week for family coverage. Dental Plan Open Enrollment is effective March 1 of each year and may result in changes to cost and plan options.
   c) Life insurance, in accordance with the Company program for similarly situated executives. Currently this is in the amount of $750,000 with additional coverage in the amount of $450,000 in the event of accidental death or dismemberment effective the first of the month following your date of employment.
   d) Long-term disability, in accordance with the Company program, effective the first of the month following your date of employment. Coverage is 60 percent of base salary not to exceed a monthly benefit of $10,000, less any offsetting income benefits as stated in the Company program.
   e) Travel/accident insurance (24 hours, business and pleasure) in the amount of $200,000 effective with your date of employment.
   f) You will become a participant in the A.T. CROSS Company Defined Contribution Retirement Plan the first of the quarter following or coinciding with your date of hire and become a participant in the A.T. CROSS Pension Plan, effective the first of the year following your date of hire.
   g) Vacations are earned from January 1st to December 31st. For the calendar year 2005 you will be entitled to 5 weeks vacation. You will not accrue any rights to the following year's vacation if your employment with the Company terminates prior to December 31st of any year.
7. You will be eligible for relocation benefits per the Company's policy. A copy of that policy is enclosed.
8. You will sign an Employee Invention, Patent Assignment and Nondisclosure Agreement and a Policy Statement under the Foreign Corrupt Practices Act before you commence employment.

9. Performance Warranty: You represent that, to your knowledge, you are not a party to any contract, agreement or understanding which prevents, prohibits or limits you in any way from entering into and fully performing any duties and responsibilities that may be assigned to you.
10. You understand and agree that this offer of employment and all conditions relating thereto are contingent upon your satisfying the Company's reference, education and background check requirements.
11. We look forward to a long and profitable relationship between you and CROSS. Both you and CROSS, however, retain the right to terminate the employment relationship with or without cause at any time.

In the unlikely event of your involuntary separation, initiated by the Company for reasons other than cause, the Company will pay you as severance an amount equal to the greater of your base pay for 9 months or the amount dictated by the severance policy then in effect for executives at your level. In addition, during that 9 month period, assuming that you participated in the Company's health insurance program while employed, the Company will continue to pay its share of your health care coverage at whatever level the Company is then paying.

Further, in the event of your involuntary separation for reasons other than cause (an "Involuntary Termination"), or in the event of a change in control of the Company (a "CIC", as hereinafter defined), the following shall occur: if the CIC or Involuntary Termination occurs during the calendar year 2005, one third of the options granted pursuant to this offer letter shall immediately vest. If the CIC or Involuntary Termination occurs in calendar year 2006, two thirds of the options shall immediately vest; and if the CIC or the Involuntary Termination occurs in the calendar year 2007, all of the options shall immediately vest

A "change in control" in ownership shall be defined as a sale of 50% or more of Class B common stock to an unrelated party or parties.

For the purposes of this letter, cause shall be defined as the determination that you have 1) acted dishonestly or have engaged in repeated instances of willful misconduct in the performance of your duties or 2) willfully violated any statutory law, rule, or regulation (other than traffic violations or similar offenses).

This severance arrangement is contingent on your agreeing, for a period of twelve months following such termination from CROSS, not to directly or indirectly own, control, manage, or be connected as a stockholder, partner, employee or consultant with any company, firm or other entity which is competitive with CROSS's business as it then operates or is planned to operate within twelve months following your termination date and with which you were actively involved. Notwithstanding the foregoing, nothing in this letter shall prevent you from holding stock as a passive investor in publicly held companies and nothing shall prevent you from continuing to hold stock that you hold as of the date hereof in companies, firms, etc that may fall within the foregoing prohibition.

Please sign the attached copy of this letter and return it to me indicating acceptance of employment on the above terms. On or before the date you start work, please provide me with the documentation specified under Section 2 of the enclosed Employment Eligibility Verification (Form I-9).

We look forward to you joining CROSS.

Very truly yours,

TINA C. BENIK
Tina C. Benik
Vice President, Legal and
Human Resources

TCB:dlh
Attachments

Accepted by: KEVIN F. MAHONEY
Kevin F. Mahoney

January 14, 2005
Date

Form 10-K Item 15A (3) Exhibit 21

A. T. Cross Company
Subsidiaries, Branches and Divisions

A.T. Cross (Asia Pacific) Limited,
Hong Kong Branch
Hong Kong Special Administrative Region
of the People's Republic of China

A.T. Cross (Asia Pacific) Limited,
Singapore Branch
Singapore

A.T. Cross (Asia Pacific) Limited,
Taiwan Branch
Taipei, Taiwan, The Republic of China

A.T. Cross Benelux B.V.,
Woerden, The Netherlands

A.T. Cross Company,
French Branch
Paris, France

A.T. Cross Deutschland GmbH,
Mainz, Federal Republic of Germany

A.T. Cross Iberia, S.L.,
Madrid, Spain

A.T. Cross Limited,
Ballinasloe, Republic of Ireland

A.T. Cross (U.K.) Limited,
Luton, Bedfordshire, England

A.T.X. International, Inc.,
Lincoln, Rhode Island

Costa Del Mar Sunglasses, Inc.
Ormond Beach, Florida

Cross Company of Japan, Limited,
Tokyo, Japan

Cross Pen Computing Group,
A Division of A.T. Cross Company
Lincoln, Rhode Island

Cross Retail Ventures
Boston, Massachusetts

Exhibit 31.1

FORM OF 302 CERTIFICATION

I, David G. Whalen, certify that:

1. I have reviewed this annual report on Form 10-K of A.T. Cross Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: March 15, 2005

DAVID G. WHALEN
David G. Whalen
President and Chief Executive Officer

Exhibit 31.2

FORM OF 302 CERTIFICATION

I, Kevin F. Mahoney, certify that:

1. I have reviewed this annual report on Form 10-K of A.T. Cross Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: March 15, 2005

KEVIN F. MAHONEY
Kevin F. Mahoney
Chief Financial Officer

Exhibit 32

FORM OF 906 CERTIFICATION

The certification set forth below is being submitted in connection with the Annual Report on Form 10-K for the year ended January 1, 2005 (the "Report") for the purpose of complying with Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Section 1350 of Chapter 63 of Title 18 of the United States Code.

David G. Whalen, the Chief Executive Officer and Kevin F. Mahoney, the Chief Financial Officer of A.T. Cross Company, each certifies that, to the best of his knowledge:

1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of A.T. Cross Company.

Date: March 15, 2005

DAVID G. WHALEN
David G. Whalen
Chief Executive Officer

KEVIN F. MAHONEY
Kevin F. Mahoney
Chief Financial Officer

BOARD OF DIRECTORS

RUSSELL A. BOSS
Chairman of the Board
A.T. Cross Company
Class B Director [1]

BRADFORD R. BOSS
Chairman Emeritus
A.T. Cross Company
Class B Director [1]

BERNARD V. BUONANNO, JR.
Senior Partner
Edwards & Angell, LLP
Providence, Rhode Island
Partner, Riparian Partners, Ltd.
Providence, Rhode Island
Class B Director [3,4]

EDWARD J. COONEY
Vice President and Treasurer
Nortek, Inc.
Providence, Rhode Island
Class B Director [2,4]

GALAL P. DOSS
Chairman and Chief Executive Officer
Family Cosmetics, S.A.E.
Egypt
Class A Director [4]

TERRENCE MURRAY
Retired Chairman
FleetBoston Financial Corporation
Boston, Massachusetts
Class B Director [3,4]

ANDREW J. PARSONS
Director Emeritus
McKinsey & Company
New York, New York
Class A Director [2,4]

JAMES C. TAPPAN
President
Tappan Capital Partners
Hobe Sound, Florida
Class A Director [2,4]

DAVID G. WHALEN
President and Chief Executive Officer
A.T. Cross Company
Class B Director [1]

CORPORATE OFFICERS

RUSSELL A. BOSS
Chairman of the Board

BRADFORD R. BOSS
Chairman Emeritus

DAVID G. WHALEN
President and Chief Executive Officer

JOSEPH V. BASSI
Finance Director

TINA C. BENIK
Vice President, Legal and Human Resources
Corporate Secretary

PETER J. CANOLE
Vice President, Global Sales

ROBIN BOSS DORMAN
Vice President, Corporate Development

CHARLES R. MACDONALD
Vice President, A.T. Cross Optical Division
President, Costa Del Mar Sunglasses, Inc.

KEVIN F. MAHONEY
Vice President, Finance and
Chief Financial Officer

CHARLES S. MELLEN
Vice President, Global Marketing

STEPHEN A. PERREAULT
Vice President, Operations

GARY S. SIMPSON
Corporate Controller

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
A.T. Cross Company
One Albion Road
Lincoln, Rhode Island 02865 U.S.A.
Tel. (401) 333-1200
Fax (401) 334-2861
www.cross.com

ANNUAL MEETING

The Annual Meeting of Shareholders of A.T. Cross Company will be held on Thursday, April 28, 2005 at 10:00 a.m. at the offices of the Company, One Albion Road, Lincoln, Rhode Island 02865.

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Boston, Massachusetts

STOCK SYMBOL
American Stock Exchange Symbol: ATX

TRANSFER AGENT AND REGISTRAR
EquiServe Trust Company, N.A.
P.O. Box 219045
Kansas City, MO 64121-9045
Shareholder Inquiries: (816) 843-4299
www.equiserve.com

10-K REPORT
A copy of the Company's report to the Securities and Exchange Commission on Form 10-K will be furnished free of charge to any security holder upon written request to the Vice President, Finance and Chief Financial Officer at One Albion Road, Lincoln, Rhode Island 02865.

Alternatively, the Company's SEC filings are made available free of charge through the Investor Relations section of the Company's web site: www.cross.com.

Board Committees: 1. Executive; 2. Audit; 3. Compensation; 4. Nominating.

Printed in the U. S. A.

Cross is a rapidly evolving company, poised to ignite its business and be the innovative leader.

We understand the importance of making our products relevant to today's consumer.

We will provide consumers with distinctive and inspiring products

to help them express their thoughts, feelings and style.